     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1999

                                                      REGISTRATION NO. 333-77483
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MCM CAPITAL GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7389                              48-1090909
      (STATE OF INCORPORATION)           (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
                                         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                             500 WEST FIRST STREET
                         HUTCHINSON, KANSAS 67501-5222
                                 (800) 759-0327
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               FRANK I. CHANDLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            MCM CAPITAL GROUP, INC.
                             500 WEST FIRST STREET
                         HUTCHINSON, KANSAS 67501-5222
                                 (800) 759-0327
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
           COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS
               SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

                  STEVEN D. PIDGEON                                     STEVEN R. FINLEY
                SNELL & WILMER L.L.P.                              GIBSON, DUNN & CRUTCHER LLP
                 ONE ARIZONA CENTER                                200 PARK AVENUE, 47TH FLOOR
               PHOENIX, ARIZONA 85008                                  NEW YORK, NY 10166
                   (602) 382-6252                                        (212) 351-4000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, check the following box: [ ]

     If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------

     If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------

     If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------

     If delivery of the prospectus is expected to be made under Rule 434, check the following box: [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM                          AMOUNT OF
        TITLE OF SHARES TO BE REGISTERED               AGGREGATE OFFERING PRICE                  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value....................           $86,250,000(1)(2)                       $23,977.50(3)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock subject to an option granted to the underwriters solely to cover over-allotments, if any. See "Underwriting."
(2) Estimated under Section 457(o) solely for the purpose of calculating the amount of registration fee.
(3) Previously paid.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 29, 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO ONE MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                                5,000,000 SHARES

                            [MCM CAPITAL GROUP LOGO]
                                  COMMON STOCK
                               $       PER SHARE
--------------------------------------------------------------------------------
This is an initial public offering of common stock of MCM Capital Group, Inc. MCM acquires and services consumer receivables from sellers that consider them uncollectible. MCM is offering 3,333,333 shares and the selling stockholders identified in this prospectus are offering 1,666,667 shares. MCM will not receive any proceeds from the sale of shares by the selling stockholders. This is a firm commitment underwriting.

There is currently no public market for the shares. MCM expects that the price to the public in the offering will be between $14.00 and $16.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.
The common stock will be listed on the Nasdaq National Market under the symbol "MCMC."
INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                              PER SHARE    TOTAL
                                              ---------   --------
Price to the public.........................  $           $
Underwriting discount.......................
Proceeds to MCM.............................
Proceeds to the selling stockholders........

MCM has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 750,000 additional shares from MCM within 30 days following the date of this prospectus to cover over-allotments.
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
CIBC WORLD MARKETS                                    U.S. BANCORP PIPER JAFFRAY
               The date of this prospectus is             , 1999.

                [LOGO AND PICTURES OF EMPLOYEES AND FACILITIES.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Forward-Looking Statements..................................    13
Use of Proceeds.............................................    14
Dividend Policy.............................................    14
Capitalization..............................................    15
Dilution....................................................    16
Selected Financial Data.....................................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business....................................................    29
Management..................................................    38
Principal and Selling Stockholders..........................    44
Certain Transactions........................................    46
Description of Capital Stock................................    47
Shares Eligible for Future Sale.............................    49
Underwriting................................................    51
Legal Matters...............................................    53
Experts.....................................................    53
Where You Can Find More Information.........................    53
Index to Consolidated Financial Statements..................   F-1

                               PROSPECTUS SUMMARY


This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully including the sections entitled "Risk Factors" and "Forward-Looking Statements" and the consolidated financial statements and notes to the consolidated financial statements included in this prospectus.



This prospectus assumes that the underwriters have not exercised their over-allotment option.


                                      MCM

OUR BUSINESS

MCM acquires and services consumer receivables from sellers that consider them uncollectible. We currently focus on acquiring credit card receivables originated by major banks and merchants. We apply a model that we have developed to analyze the collectibility of receivables and to help us establish a price for the receivable portfolios we purchase. Because the credit card issuers have already written off these receivables, we are able to buy receivable portfolios at substantial discounts to their face amounts. We use our extensive database, sophisticated phone and computer systems, trained employees and longstanding experience in servicing receivables to generate a return on the receivables we purchase.


Established over 30 years ago, we have grown rapidly in recent periods. We opened a new servicing center in Phoenix, Arizona in 1998. This center has become our primary servicing facility. At March 31, 1999, we employed 430 personnel dedicated to collection efforts at this facility. We also maintain our original facility in Kansas, which housed 48 recovery personnel at March 31, 1999. From January 1, 1994 through March 31, 1999, we acquired $1.7 billion of receivable portfolios for $53.3 million. During this period, we recovered $46.2 million on these receivables. In 1998 alone, we acquired throughout the year $722.6 million of receivable portfolios for $24.8 million and, as of March 31, 1999, we had recovered $14.4 million on these receivables. We continue to vigorously pursue collections on our portfolios.


We acquire portfolios primarily through "forward flow" agreements with originating institutions. A forward flow agreement provides for the acquisition of receivables on a regular basis at a predetermined price over a specific time period. We currently have forward flow agreements relating to Discover Card and Montgomery Ward's credit card which extend through 1999 and are renewable annually upon agreement of the parties. We acquired substantially all of our receivable portfolios in 1998 and in the first quarter of 1999 under our forward flow agreements.

Once we acquire a portfolio, we locate the individual customers and use a friendly but firm approach to recover the receivables in full or to negotiate settlements or payment plans. We train our employees to work with customers to evaluate their ability to pay and to develop customized payment programs that maximize our recoveries. In cases where we believe customers have the ability to pay, but are unwilling to do so, we may pursue legal action to recover on their accounts.

OUR MARKET OPPORTUNITY


The receivables management industry is growing rapidly, driven by increasing levels of consumer debt and increasing charge-offs of the underlying receivables. At December 31, 1997, consumer debt in the U.S., the amount owed by individuals, totalled $5.6 trillion, of which consumer credit comprised $1.3 trillion. Credit card debt is the fastest growing component of consumer credit, reaching $560 billion in December 1997. Credit card debt accounted for 44% of total consumer credit in 1997, up from 30% in 1990, and is projected to reach 51% or $950 billion by 2005. Despite generally sound economic conditions and historically low U.S. unemployment levels, credit card charge-offs rose to approximately 6.5%, or $36.2 billion, of outstanding credit card receivables in 1997.

Historically, originating institutions have sought to limit credit losses by performing recovery efforts with their own personnel, outsourcing recovery activities to third-party collection agencies and selling their charged-off receivables for immediate cash proceeds. From the originating institution's perspective, selling receivables to receivables management companies such as MCM yields immediate cash proceeds and earnings and represents a substantial reduction in the two to five year period typically required for traditional recovery efforts. It is estimated that sales of charged-off credit card debt have risen from $2.2 billion in 1990 to $16.5 billion in 1997 and will reach $25.0 billion in 2000.


In 1998, Commercial Financial Services, Inc., a major participant in our industry, experienced significant financial difficulties. We believe that this creates a market opportunity for well-financed and well-managed firms like MCM.


OUR STRATEGY

Our goal is to become a leading acquiror and servicer of charged-off receivables. To achieve this goal, our business strategy emphasizes the following elements:

  -     hiring, training and retaining qualified personnel;

  -     increasing our receivable portfolio acquisitions;

  - maintaining and enhancing our databases and our phone and computer systems to facilitate our collection efforts;

  - applying and improving the model we have developed to analyze the collectibility of receivables and to help us determine a price for the portfolios we purchase;

  - maintaining and developing a variety of financing sources to fund our operations;

  -     entering other receivables markets; and

  -     pursuing acquisitions of complementary companies.

FUNDING SOURCES AND ACCOUNTING FOR OUR SECURITIZATION PROGRAM

We finance our operations through a variety of funding sources. We maintain a receivables acquisition or "warehouse" facility to provide funds to purchase receivables and have utilized lines of credit to provide ongoing working capital. We also engage in "securitization" transactions to finance receivables purchases. We completed our first securitization transaction in December 1998. This securitization included receivables with an aggregate face value of approximately $1.3 billion and a value on our books, reflecting primarily our purchase price, of $33.8 million at the time of transfer. We structured this transaction for accounting purposes as a sale of the receivables, which resulted in a pretax gain of $9.3 million. In the future, we intend to structure and account for our securitizations as financing transactions rather than sales. As a result, we will recognize income over the estimated life of the receivables rather than recognize a gain at the time of a securitization. In addition, the receivables and corresponding debt will remain on our balance sheet.


RECENT DEVELOPMENT



In June 1999, the maximum funding amount under our warehouse facility increased from $20 million to $35 million. As of June 28, 1999, we had borrowed $13.6 million under the facility. We believe that the increase in available warehouse funds will provide added flexibility in acquiring receivable portfolios.


OUR HEADQUARTERS

Our principal executive offices are located at 500 West First Street, Hutchinson, Kansas 67501 and our telephone number is (800) 759-0327.

                                  THE OFFERING

Common stock offered by MCM.............     3,333,333 shares

Common stock offered by the selling
stockholders............................     1,666,667 shares

Common stock to be outstanding after
this offering...........................     8,274,464 shares(1)

Use of proceeds by MCM..................     - To repay our NationsBank line of
                                               credit and our Bank of Kansas
                                               loans (approximately $13.7
                                               million at June 10, 1999)

                                             - The remainder for working capital
                                               to expand our business, including
                                               the acquisition of additional
                                               receivable portfolios and
                                               potential business acquisitions

Nasdaq National Market symbol...........     MCMC
---------------------------

(1) Does not include (a) 123,823 shares of common stock issuable upon exercise of outstanding options and (b) 750,000 shares of common stock subject to the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

                                                                                           FOR THE THREE MONTHS
                                            FOR THE YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                 ------------------------------------------------------    ---------------------
                                    1994        1995       1996       1997       1998        1998        1999
                                 -----------   -------   --------   --------   --------    ---------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND PERSONNEL DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
REVENUES
  Income from receivable
    portfolios.................    $ 1,676     $ 2,035   $  2,387   $  3,200   $ 15,952(1) $  3,047    $    569
  Income from retained
    interest...................         --          --         --         --         --          --       1,660
  Gain on sales of receivable
    portfolios.................        563         501        995      2,014     10,818(2)      169          --
  Servicing fees and related
    income.....................         44          --         --         --        105          --       1,971
                                   -------     -------   --------   --------   --------    --------    --------
    Total revenues.............      2,283       2,536      3,382      5,214     26,875       3,216       4,200
EXPENSES
  Salaries and employee
    benefits...................      1,345       1,439      1,650      2,064      7,472         883       3,684
  Other operating expenses.....        289         261        200        338      2,201         287         815
  General and administrative
    expenses...................        272         330        306        490      1,290         119         739
  Depreciation and
    amortization...............        105         103         96        156        426          41         205
                                   -------     -------   --------   --------   --------    --------    --------
    Total expenses.............      2,011       2,133      2,252      3,048     11,389(3)    1,330       5,443
                                   -------     -------   --------   --------   --------    --------    --------
Income (loss) before interest,
  income taxes and
  extraordinary charge.........        272         403      1,130      2,166     15,486       1,886      (1,243)
Interest and other expenses....         26         133        145        819      2,886(1)      615         128
                                   -------     -------   --------   --------   --------    --------    --------
Income (loss) before income
  taxes and extraordinary
  charge.......................        246         270        985      1,347     12,600       1,271      (1,371)
Provision for income taxes.....          4          97        391        540      5,065         478        (546)
                                   -------     -------   --------   --------   --------    --------    --------
Income (loss) before
  extraordinary charge.........        242         173        594        807      7,535         793        (824)
Extraordinary charge, net of
  income tax...................         --          --         --         --        180         180          --
                                   -------     -------   --------   --------   --------    --------    --------
Net income (loss)..............    $   242     $   173   $    594   $    807   $  7,355    $    613    $   (824)
                                   =======     =======   ========   ========   ========    ========    ========
Net income (loss) per common
  share:
  Basic........................    $  0.05     $  0.04   $   0.12   $   0.16   $   1.49(1) $   0.12    $  (0.17)
  Diluted......................    $  0.05     $  0.04   $   0.12   $   0.16   $   1.47(1) $   0.12    $  (0.16)
Average common shares
  outstanding:
  Basic........................      4,941       4,941      4,941      4,941      4,941       4,941       4,941
  Diluted......................      4,941       4,941      4,941      4,941      4,996       5,316       5,020
OTHER FINANCIAL DATA:
Cash flows provided by (used
  in):
  Operations...................    $   836     $  (136)  $    (27)  $ (1,076)  $  3,434    $  1,108    $ (4,247)
  Investing....................       (677)        320     (1,623)   (10,723)     9,155      (5,548)     (5,285)
  Financing....................       (212)        (91)     1,620     12,156     (8,408)      4,623       7,118
Return on average assets(5)....      12.27%       8.20%     22.09%      9.30%     24.72%(6)     2.92%     (2.28)%

                                                                                           FOR THE THREE MONTHS
                                            FOR THE YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                 ------------------------------------------------------    ---------------------
                                    1994        1995       1996       1997       1998        1998        1999
                                 -----------   -------   --------   --------   --------    ---------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND PERSONNEL DATA)
Return on average equity(5)....     675.16%      57.03%     89.27%     66.54%    196.18%(6)    55.23%     (6.28)%
SELECTED OPERATING DATA:
Collections on receivable
  portfolios (including
  securitized portfolios)......    $ 2,217     $ 2,722   $  3,173   $  5,127   $ 15,940    $  2,293    $  6,901
Purchases of receivable
  portfolios, at face value....     32,888      58,091    142,438    653,912    722,597     132,380     101,654
Purchases of receivable
  portfolios, at cost..........        616       1,090      4,216     18,249     24,762       4,842       4,179
Total recovery personnel, at
  end of period................         34          35         44         53        379         131         478
Total employees, at end of
  period.......................         49          51         56         72        446         156         588


                                                                AS OF MARCH 31, 1999
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(7)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DATA:
Cash........................................................  $ 2,244       $33,064
Investment in receivable portfolios.........................    6,474         6,474
Retained interest in securitized receivables................   25,403        25,403
Total assets................................................   40,294        71,114
Notes payable and other borrowings..........................   14,980            --
Capital lease obligations...................................      490           490
Total liabilities...........................................   27,257        12,277
Total stockholders' equity..................................   13,037        58,837


---------------------------


(1) During 1998, prior to the December 30 securitization transaction, we increased our investment in receivable portfolios by $25.3 million or 163.9%. In addition, $13.0 million or 71.5% of our 1997 acquisitions of receivable portfolios occurred during the last four months of 1997. As a result, income from receivable portfolios increased dramatically in 1998. In order to finance the significant increase in acquisitions of receivable portfolios during 1998, MCM's borrowings increased correspondingly during the year. MCM had average monthly borrowings of $23.7 million during 1998, as compared to $6.9 million during 1997, resulting in a 312.7% increase in interest expense.


(2) In December 1998, we completed our first securitization transaction of receivable portfolios, which had a value on our books of $33.8 million. The transaction was structured and accounted for as a sale in accordance with SFAS 125, which resulted in a pretax gain of $9.3 million. In connection with the securitization transaction, we retained an interest in the securitized receivables and established a related servicing liability. Our interest is carried on our books at fair value in accordance with SFAS 115 and changes in the fair value, as well as the initial write up to fair value, are recorded in a separate component of stockholders' equity.

    We intend to structure and account for our future securitization transactions as financings, rather than sales. As a result, MCM will not record a gain at the time of securitization and the securitized receivables and related debt will remain on our statement of financial condition.

(3) In connection with the opening of the Phoenix facility, we increased our employees from 72 at December 31, 1997 to 446 at December 31, 1998. As a result of this increase in employees and the costs associated with establishing the Phoenix facility, MCM's expenses increased significantly during 1998.

(4) Earnings per share based on income before extraordinary charge is as follows:

                              FOR THE YEAR ENDED    FOR THE THREE MONTHS
                              DECEMBER 31, 1998     ENDED MARCH 31, 1999
                              ------------------    --------------------
Basic.......................        $1.52                  $(0.17)
Diluted.....................        $1.51                  $(0.16)

(5) Average assets and average equity were determined based on the average of monthly balances during the year.


(6) Return on average assets and return on average equity for 1998 include the effect of the securitization transaction which closed on December 30, 1998. As a result of the securitization, total assets decreased approximately $10.8 million primarily due to the net effect of the sale of the receivable portfolios ($33.8 million) and recognition of the interest we retained in the receivables ($24.0 million). Additionally, stockholders' equity increased approximately $10.5 million due to the recognition of the unrealized gain on the retained interest of $4.9 million and the gain on securitization, net of tax of $5.6 million. If we excluded the effect of the securitization transaction from the return calculations, the results for 1998 would be as follows:


    Return on average assets...............................  5.92%
    Return on average equity............................... 63.13%

(7) Adjusted to give effect to our receipt of the estimated net proceeds from the sale of 3,333,333 shares of common stock offered by us at an estimated public offering price of $15.00 per share and our application of those proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

You should consider carefully the following factors together with all of the other information included in this prospectus before you decide to purchase our common stock.

FUTURE LOSSES COULD IMPAIR OUR ABILITY TO RAISE CAPITAL OR BORROW MONEY, AS WELL AS AFFECT OUR STOCK PRICE

Although we have historically been profitable, we incurred a net loss of $824,408 for the first quarter of this year, and expect to incur a loss in the second quarter of this year. To the extent that we continue to record losses in subsequent periods, this could impair our ability to raise additional capital or borrow money as needed, and could adversely affect our stock price. To a great extent, the first quarter loss and anticipated second quarter loss are attributable to the fact that we sold substantially all of our receivables in a securitization transaction at the end of 1998 which resulted in a gain of $9.3 million. Our recent operating results also reflect that our costs have increased with the substantial new personnel that we have hired. Our net income will remain lower and will not offset our operating expenses until we are able to rebuild our on-balance sheet receivable portfolios and our new employees reach full productivity. We cannot assure you that our operating results will improve in future periods.

WE MAY NOT BE ABLE TO RECOVER SUFFICIENT AMOUNTS ON OUR RECEIVABLES TO FUND OUR OPERATIONS

We acquire and service receivables that the customers have failed to pay and the sellers have written off. The originating institutions generally make numerous attempts to recover on their nonperforming receivables, often using a combination of their in-house recovery departments and third-party collection agencies. These receivables are difficult to collect and we may not cover the costs associated with purchasing the receivables and running our business.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH OR OBTAIN THE RESOURCES NECESSARY TO ACHIEVE OUR GROWTH PLANS

We have expanded rapidly in recent periods, placing great demands on our management, employee and financial resources. For example, during 1998, the number of accounts we serviced increased from 488,000 to 781,000, and our employee base increased from 72 to 446. We cannot assure you that we will be able to manage our expanding operations effectively or obtain adequate resources for our expansion. We intend to continue our growth, which will place additional demands on our resources. To sustain our planned growth, we will need to enhance our operational and financial systems and increase our management, employee and financial resources.

WE MAY NOT BE ABLE TO HIRE AND RETAIN ENOUGH SUFFICIENTLY TRAINED EMPLOYEES TO SUPPORT OUR OPERATIONS

Our industry is very labor intensive. We compete for qualified personnel with companies in our business and in the collection agency, teleservices and telemarketing industries. We will not be able to service our receivables effectively, continue our growth and operate profitability if we cannot hire and retain qualified recovery personnel.

We experience high rates of personnel turnover. The high turnover rate among our employees increases our recruiting and training costs and may limit the number of experienced recovery personnel available to service our receivables.

Our growth requires that we continually hire and train new employees. A large percentage of our employees joined us within the past year and is still gaining experience with our recovery process, procedures and policies. Our newer employees tend to be less productive and generally produce the greatest rate of personnel turnover.

WE MAY NOT BE ABLE TO CONTINUE TO OBTAIN THE FINANCING WE NEED TO FUND OUR OPERATIONS

We cannot assure you that we will be able to meet our future liquidity requirements. We depend on external sources of financing to fund our operations, including our warehouse facility, securitizations and lines of credit. Recently, our need for additional financing and capital resources has increased dramatically with the growth of our business. Our failure to obtain financing and capital as needed would limit our ability to operate our business or achieve our growth plans. Recent industry conditions, including the bankruptcy of credit card or other receivables purchasers, have caused a tightening of credit to companies serving these markets. Increased competition also affects the availability and cost of financing to us.


Our credit facilities impose a number of restrictive covenants, including financial covenants. Failure to satisfy any one of these covenants would preclude us from further borrowing under the defaulted facility and could prevent us from securing alternative sources of funds necessary to operate our business. Our warehouse facility also contains a condition to borrowing that we maintain diversity among our receivables suppliers for portfolios to be financed under the warehouse facility after June 29 of this year. As of June 29, 1999, we anticipate that we will be in compliance with the diversity requirement for future fundings under the warehouse facility. However, at the current levels of receivables funded through the warehouse facility, we will need to purchase receivables from suppliers other than our current forward flow suppliers to prevent our next purchase under one of our forward flow agreements from exceeding the diversity requirement. In the future we will need to meet this requirement at every additional funding of receivables through the warehouse facility.


WE MAY NOT BE ABLE TO PURCHASE RECEIVABLES AT SUFFICIENTLY FAVORABLE PRICES FOR US TO BE SUCCESSFUL

Our success depends upon the continued availability of receivables that meet our requirements. The availability of receivable portfolios at favorable prices depends on a number of factors outside of our control, including the continuation of the current growth trends in consumer debt and sales of receivable portfolios by originating institutions, as well as competitive factors affecting potential purchasers and sellers of receivables. In this regard, we compete with other purchasers of defaulted consumer receivables and with third-party collection agencies, and are affected by financial services companies that manage their own defaulted consumer receivables. Some of our competitors have greater capital, personnel and other resources than we do. The possible entry of new competitors, including competitors that historically have focused on the acquisition of different asset types, and the expected increase in competition from current market participants may reduce our access to receivables. In addition, aggressive pricing by competitors could raise the price of receivable portfolios above levels that we are willing to pay.

WE MAY NOT BE ABLE TO IDENTIFY AND ACQUIRE ENOUGH RECEIVABLES TO OPERATE PROFITABLY AND EFFICIENTLY

To operate profitably, we must continually service a sufficient number of receivables to generate income that exceeds our costs. Because fixed costs such as personnel salaries and lease or other facilities costs constitute a significant portion of our overhead, if we do not continually replace the receivable portfolios we service with additional receivable portfolios, we may have to reduce the number of employees in our recovery operations. We would then have to rehire employees as we obtain additional receivable portfolios. These practices could lead to:

  - low employee morale, fewer experienced employees and higher training costs;

  - disruptions in our operations and loss of efficiency in recovery functions; and

  -     excess costs associated with unused space in recovery facilities.

WE ARE HIGHLY DEPENDENT ON OUR TWO EXISTING FORWARD FLOW AGREEMENTS AND WE MAY NOT BE ABLE TO RENEW OR REPLACE THESE AGREEMENTS ON TERMS FAVORABLE TO US

We have agreements to purchase receivables considered uncollectible relating to Discover Card and Montgomery Ward's credit card. These "forward flow" agreements are for one year and expire in December 1999. In 1998 and in the first quarter of 1999, we acquired substantially all of our receivables through these forward flow agreements. If we are not able to renew or replace one or both of our existing agreements or if we renew these agreements on less favorable terms, we may not be able to obtain a sufficient number of receivables to operate profitably, retain qualified personnel, or sustain our current growth.

ONE OF OUR PRIMARY SUPPLIERS MAY HAVE FEWER RECEIVABLES AVAILABLE TO PURCHASE

Montgomery Ward has been reorganizing under the federal bankruptcy code since we entered into our forward flow agreement relating to its credit card receivables. Although we have not experienced any slow down to date, we cannot assure you that the reorganization of Montgomery Ward will not result in the availability of fewer receivables under our forward flow agreements. Fewer available receivables could reduce our earnings if we are unable to purchase other receivables on comparable terms.

WE MAY NOT BE SUCCESSFUL AT ACQUIRING RECEIVABLES IN NEW MARKETS

We may pursue the acquisition of receivables in other consumer loan markets, such as student loans, in which we have little current experience. We may not be successful in completing any acquisitions. Moreover, even if completed, our lack of recent experience in these markets may impair our ability to profitably service these loans or may result in us paying too much for these loans to generate a profit from our acquisitions.

WE USE ESTIMATES IN OUR ACCOUNTING AND WE WOULD HAVE TO CHARGE OUR EARNINGS IF ACTUAL RESULTS WERE LESS THAN ESTIMATED

In accounting for our receivable portfolios, in general we establish their value at the lower of their "fair value" or their cost. We determine fair value based on the present value of anticipated cash collections based on our historical performance experience. The actual amount recovered by us on portfolios may not correlate to our historical performance experience. Our historical experience includes receivable portfolios that are much smaller than we have purchased in recent periods, and therefore may not produce comparable results. If recoveries on a portfolio are less than or slower than estimated, we may determine that the fair value of the receivable portfolio is less than its value on our books. We would then recognize a charge to earnings in the amount of such difference.

In our 1998 securitization, we retained the right to future collections that exceed all amounts owed and paid to the investors. We account for this right to future collections at fair value, which we determine based on the present value of anticipated cash collections. Actual recoveries on these receivables may be less than or slower than expected. If we determine that the fair value of our right to future collections is less than its value on our books, we would recognize a charge to earnings in the amount of the difference.

OUR SERVICING FEES MAY BE INSUFFICIENT TO COVER OUR ASSOCIATED SERVICING COSTS

Although we will receive a servicing fee to compensate us for our obligations to service receivables that are securitized, the servicing fee may not be sufficient to reimburse us for all of our costs associated with servicing the receivables. Specifically, we do not expect the servicing fee on our 1998 securitization to cover our costs of servicing and have therefore recorded a liability of $3.6 million in connection with the servicing agreement.

WE COULD LOSE OUR SERVICING RIGHTS, WHICH COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING

In a securitization or warehouse facility, the seller or borrower often is the servicer of the receivables. If we fail to satisfy our servicing obligations, our ability to securitize receivables and to obtain additional financing would be impaired. We could lose the right to service receivables included in our securitizations or warehouse facility for a variety of reasons including:

  -     defaults in our servicing obligations;

  - breaches of representations and warranties related to a securitization or the warehouse facility; and

  -     bankruptcy or other insolvency.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND CAUSE OUR STOCK PRICE TO DECREASE

Because of the nature of our business, our quarterly operating results may fluctuate in the future which may adversely affect the market price of our common stock. The reasons our results may fluctuate include:

  -     the timing and amount of recoveries on our receivables;

  - any charge to earnings resulting from a decline in the value of our receivable portfolios or in the value of our interest in securitized receivables, or any required increase in a related servicing liability; and

  - increases in operating expenses associated with the growth of our operations.

WE ANTICIPATE CHANGING THE STRUCTURE OF OUR SECURITIZATIONS WHICH WILL LOWER OUR SHORT-TERM EARNINGS AND COULD AFFECT OUR ABILITY TO OBTAIN FINANCING AND AFFECT OUR STOCK PRICE

In future periods, we do not expect to recognize gains relating to securitization transactions as a result of our intent to structure and account for future securitizations as financing transactions. This will lower our short-term earnings and could affect our ability to finance our operations, as well as affect our stock price. For securitizations structured and accounted for as sale transactions, earnings for the reporting period in which the securitization transaction occurred are increased by the amount of the related gain on securitization. In structuring securitization transactions as financings, we will not recognize a gain at the time of securitization and therefore our earnings for the related reporting period will be lower relative to earnings results under gain on sale accounting. Since we accounted for our December 30, 1998 securitization as a sale transaction and thus recorded a related gain in 1998, our earnings during 1999 and future periods may not be comparable to those for 1998.

OUR RECOVERIES MAY DECREASE IN A WEAK ECONOMIC CYCLE

Since we began acquiring nonperforming receivables, the U.S. economy has generally been strong and many economic factors have been favorable. We cannot assure you that our recovery experience would not worsen in a weak economic cycle. If our actual recovery experience with respect to a receivable portfolio is significantly lower than we projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

WE COULD LOSE A MEMBER OF OUR SENIOR MANAGEMENT TEAM, WHICH COULD NEGATIVELY AFFECT OUR OPERATIONS

The loss of the services of one or more of our executive officers or key employees could disrupt our operations. We have employment agreements with Frank Chandler, our Chief Executive Officer and President, and each of our other senior executives. The agreements contain noncompetition provisions that survive termination of employment in some circumstances. However, these agreements do not assure the continued services of these officers and we cannot assure you that the noncompetition provisions will be enforceable.

WE COULD SUFFER YEAR 2000 COMPUTER PROBLEMS THAT COULD DISRUPT OUR OPERATIONS

We could be affected by failures of our business systems, as well as those of our suppliers and vendors, due to the year 2000 problem. Any failure could result in a disruption of our collection efforts which would impair our operations. We recently upgraded our computer, telecommunications, software applications, and business systems, and believe that these systems are substantially year 2000 ready. However, we cannot assure you that year 2000 problems will not arise with our systems.

In addition, year 2000 failures on the part of our suppliers or vendors could occur, which could also disrupt our operations. Our suppliers and vendors include our telephone and utility suppliers, our forward-flow contract and other receivables vendors and, to a lesser extent, our licensed software vendors. Potential consequences of our business systems, or the business systems of the third parties with whom we conduct business, not being year 2000 ready include failure to operate due to a lack of power, disruption or errors in credit information and receivable recovery efforts, and delays in receiving inventory and supplies.

OUR OPERATIONS COULD SUFFER FROM INADEQUATE OR COSTLY TECHNOLOGY OR PHONE
SYSTEMS

Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain and expand the databases we use for our recovery activities. Any simultaneous failure of both of our information systems or software and their backup systems would interrupt our business operations.

Our business depends heavily on service provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY ANTICIPATE, INVEST IN OR ADOPT TECHNOLOGICAL ADVANCES WITHIN OUR INDUSTRY

Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles.

While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service receivables. We cannot assure you that adequate capital resources will be available to us.

WE MAY MAKE ACQUISITIONS THAT PROVE UNSUCCESSFUL OR STRAIN OR DIVERT OUR
RESOURCES

We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to industries and markets that we do not currently serve. We have no experience in completing acquisitions, and we may not be able to successfully acquire other businesses. If we do, we may not be able to successfully integrate these businesses with our own. Further, acquisitions may place additional constraints on our resources such as diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have no or limited experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, incurrence of additional debt and amortization of expenses related to goodwill and intangible assets, all of which could reduce our profitability.

GOVERNMENT REGULATION MAY LIMIT OUR ABILITY TO RECOVER AND ENFORCE RECEIVABLES

Federal and state laws may limit our ability to recover and enforce receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on receivables we purchase where the card issuer failed to comply with applicable law in generating or servicing the receivables we acquired. Laws relating to debt collections also directly apply to our business. Our failure to comply with any laws or regulations applicable to us could limit our ability to recover on receivables, which could reduce our earnings.

While all of our receivables acquisition contracts contain provisions indemnifying us for losses due to the originating institution's failure to comply with applicable laws and other events, we cannot assure you that the indemnities received from originating institutions will be adequate to protect us from losses on the receivables or liabilities to customers.

THE VOTING POWER OF OUR CONTROLLING STOCKHOLDERS MAY LIMIT YOUR VOTING RIGHTS

Our current stockholders, which include officers, directors and their affiliates, have and after the completion of the offering will continue to have control over our affairs. They will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval.

WE CAN ISSUE PREFERRED STOCK WITHOUT YOUR APPROVAL WHICH COULD DILUTE AND REDUCE THE VALUE OF YOUR STOCK

Our charter documents authorize us to issue shares of "blank check" preferred stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by our board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could dilute the voting power or other rights of common stock holders or reduce the market value of the common stock.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND STATE LAW MAY INHIBIT BENEFICIAL CHANGES OF CONTROL

Our charter documents and Delaware law contain provisions which could make it more difficult for a third party to acquire us, even if such a change in control would be beneficial to our stockholders. For example:

  - our board of directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

  - we are restricted in our ability to enter into business combinations with interested stockholders;

  - stockholders can remove a director, with or without cause, only upon the vote of the holders of at least two-thirds of the shares entitled to vote in the election of directors;

  - stockholders can amend or repeal our bylaws only upon the vote of the holders of at least two-thirds of our outstanding common stock;

  -     the ability of our stockholders to call a special meeting is limited;
        and

  - we require advanced notice for nominating candidates and for stockholder proposals.

ADDITIONAL SHARES OF OUR COMMON STOCK THAT WILL BE ELIGIBLE FOR FUTURE SALE IN THE PUBLIC MARKET AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECREASE OR LIMIT OUR ABILITY TO RAISE CAPITAL

If one or more of our stockholders sell substantial amounts of our common stock, the market price of our common stock could drop. These sales could make it difficult for us to raise funds through future offerings of common stock or depress our stock price at a time when we need to raise capital.

When this offering is complete, there will be 8,274,464 shares of common stock outstanding. Of these shares, the 5,000,000 shares sold in this offering will be freely tradeable without restriction, except for any shares acquired by persons such as directors, officers and major stockholders. In addition, all other shares outstanding will be available for sale 180 days after the closing of this offering. Even the perception that additional shares could be sold in the public market could affect our stock price.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, statements found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, some of which are beyond our control. Factors that could affect our results and cause them to differ from those contained in the forward-looking statements include:

  - our ability to recover sufficient amounts on receivables to fund operations;

  - our ability to hire and retain qualified personnel to recover our receivables efficiently;

  -     the availability of financing;

  - the availability of sufficient receivables at prices consistent with our return targets; and

  - our ability to renew our current forward flow agreements at favorable terms.

You should also consider carefully the statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections of this prospectus which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be $45.8 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by us will be $56.5 million. "Net proceeds" is what we expect to receive after paying underwriting discounts and commissions and estimated offering expenses. For the purposes of estimating net proceeds, we are assuming that the public offering price will be $15.00 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect to use approximately $13.7 million of the net proceeds we receive to repay some of our existing $24.4 million in debt, with the balance to be used for working capital to facilitate expansion of the business, including the purchase of additional receivable portfolios and potential acquisitions of recovery businesses. We have no pending commitments related to any business acquisitions. Prior to using the proceeds as described above, we will invest the funds in short-term, investment grade, interest-bearing securities.


Our debt to be repaid includes a $15.0 million revolving credit facility with approximately $14.8 million outstanding as of June 28, 1999 and $0.4 million in Bank of Kansas loans. The revolving credit facility expires on July 15, 1999. The facility bears a floating interest rate based on the prime rate established by the lender resulting in a borrowing rate of 7.75% at June 28, 1999. The facility will be retired with the proceeds of this offering. The Bank of Kansas loans expire on January 15, 2001, have an interest rate of 9.00% and will be repaid in full with the proceeds of this offering. We currently use the revolving credit facility to fund receivable portfolio purchases and to provide working capital. The combined balance outstanding as of March 31, 1999 on the revolving credit facility and Bank of Kansas loans was $15.0 million. See Note 5 to the financial statements on page F-13 and the related line item in the Consolidated Statements of Financial Condition, "Notes payable and other borrowings."


                                DIVIDEND POLICY

We have never declared or paid dividends on our common stock and we anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not intend to declare or pay dividends on the common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be subject to the discretion of our board of directors. In addition, while our current financing agreements do not place restrictions on dividend payments, we may be subject to dividend restrictions under future financing facilities.

                                 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 1999 and as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 3,333,333 shares of common stock offered by us at an assumed public offering price of $15.00 per share and the application of our net proceeds as described in "Use of Proceeds." To better understand this table you should review "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements, including the related notes, and the other financial information included elsewhere in this prospectus.

                                                                  MARCH 31, 1999
                                                            --------------------------
                                                              ACTUAL       AS ADJUSTED
                                                            -----------    -----------
Debt:
  Notes payable and other borrowings......................  $14,980,265    $        --
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 5,000,000
     shares authorized; none issued and outstanding.......           --             --
  Common Stock, par value $.01 per share, 50,000,000
     shares authorized; 4,941,131 shares issued and
     outstanding, actual; and 8,274,464 shares issued and
     outstanding, as adjusted.............................       49,411         82,744
  Additional paid-in capital..............................       80,589     45,847,256
  Unrealized gain.........................................    4,822,454      4,822,454
  Retained earnings.......................................    8,084,558      8,084,558
                                                            -----------    -----------
     Total stockholders' equity...........................   13,037,012     58,837,012
                                                            -----------    -----------
       Total capitalization...............................  $28,017,277    $58,837,012
                                                            ===========    ===========

                                    DILUTION

At March 31, 1999, our net tangible book value was $12.2 million or $2.47 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding as of March 31, 1999.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on March 31, 1999 would have been $58.0 million or $7.01 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

  - an increase in total assets to reflect the net proceeds received by us from the offering as described under "Use of Proceeds" assuming that the public offering price will be $15.00 per share; and

  - the addition of the number of shares offered by us under this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $4.54 per share and the dilution, or the difference between the offering price per share and net tangible book value per share, to new investors.

Assumed initial public offering price per share.............           $15.00
Net tangible book value per share at March 31, 1999.........  $2.47
Increase in net tangible book value per share attributable
  to the offering...........................................   4.54
                                                              -----
Pro forma net tangible book value per share at March 31,
  1999 after giving effect to the offering..................             7.01
                                                                       ------
Dilution per share to new investors in the offering.........           $ 7.99
                                                                       ======

The table below shows the difference between the existing stockholders and the new investors purchasing common stock in this offering with respect to the total number of shares acquired from MCM, the total consideration paid and the average price paid per share based upon an assumed initial public offering price of $15.00 per share.

                                  SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                --------------------    ----------------------    PRICE PER
                                 NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                ---------    -------    -----------    -------    ---------
Existing stockholders.........  4,941,131       60%     $10,900,000       18%     $   2.21
New investors.................  3,333,333       40       50,000,000       82         15.00
                                ---------      ---      -----------      ---
     Total....................  8,274,464      100%     $60,900,000      100%
                                =========      ===      ===========      ===

The table above does not give effect to sales of shares by the selling stockholders.

                            SELECTED FINANCIAL DATA

This table sets forth selected historical financial data of MCM. You should read carefully the consolidated financial statements and notes included in this prospectus. The selected data in this section are not intended to replace the consolidated financial statements. The selected financial data, except for Selected Operating Data, as of December 31, 1995 and for the year then ended, were derived from our audited consolidated financial statements not included in this prospectus. Selected Operating Data are derived from the books and records of MCM. The selected financial data, except for Selected Operating Data, as of December 31, 1996, 1997 and 1998 and for the years then ended, were derived from our audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial statements were audited by Ernst & Young LLP, independent auditors. The selected financial data as of March 31, 1998 and 1999 and for the three months then ended were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the selected financial data as of December 31, 1994 and for the year then ended from unaudited consolidated financial statements that are not included in this prospectus. MCM's management believes that the unaudited historical consolidated financial statements contain all adjustments needed to present fairly in all material respects the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Operating results for the three months ended March 31, 1999 are not necessarily indicative of results that may be expected for the entire year or results that we will achieve in the future.

                                                                                                        FOR THE THREE MONTHS
                                                         FOR THE YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                              ------------------------------------------------------    ---------------------
                                                 1994        1995       1996       1997       1998        1998        1999
                                              -----------   -------   --------   --------   --------    ---------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND PERSONNEL DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES
  Income from receivable portfolios.........    $ 1,676     $ 2,035   $  2,387   $  3,200   $ 15,952(1) $  3,047    $    569
  Income from retained interest.............         --          --         --         --         --          --       1,660
  Gain on sales of receivable portfolios....        563         501        995      2,014     10,818(2)      169          --
  Servicing fees and related income.........         44          --         --         --        105          --       1,971
                                                -------     -------   --------   --------   --------    --------    --------
    Total revenues..........................      2,283       2,536      3,382      5,214     26,875       3,216       4,200
EXPENSES
  Salaries and employee benefits............      1,345       1,439      1,650      2,064      7,472         883       3,684
  Other operating expenses..................        289         261        200        338      2,201         287         815
  General and administrative expenses.......        272         330        306        490      1,290         119         739
  Depreciation and amortization.............        105         103         96        156        426          41         205
                                                -------     -------   --------   --------   --------    --------    --------
    Total expenses..........................      2,011       2,133      2,252      3,048     11,389(3)    1,330       5,443
                                                -------     -------   --------   --------   --------    --------    --------
Income (loss) before interest, income taxes
  and extraordinary charge..................        272         403      1,130      2,166     15,486       1,886      (1,243)
Interest and other expenses.................         26         133        145        819      2,886(1)      615         128
                                                -------     -------   --------   --------   --------    --------    --------
Income (loss) before income taxes and
  extraordinary charge......................        246         270        985      1,347     12,600       1,271      (1,371)
Provision for income taxes..................          4          97        391        540      5,065         478        (546)
                                                -------     -------   --------   --------   --------    --------    --------
Income (loss) before extraordinary charge...        242         173        594        807      7,535         793        (824)
Extraordinary charge, net of income tax.....         --          --         --         --        180         180          --
                                                -------     -------   --------   --------   --------    --------    --------
Net income(loss)............................    $   242     $   173   $    594   $    807   $  7,355    $    613    $   (824)
                                                =======     =======   ========   ========   ========    ========    ========
Net income (loss) per common share:
  Basic.....................................    $  0.05     $  0.04   $   0.12   $   0.16   $   1.49(4) $   0.12    $  (0.17)
  Diluted...................................    $  0.05     $  0.04   $   0.12   $   0.16   $   1.47(4) $   0.12    $  (0.16)
Average common shares outstanding:
  Basic.....................................      4,941       4,941      4,941      4,941      4,941       4,941       4,941
  Diluted...................................      4,941       4,941      4,941      4,941      4,996       5,316       5,020

                                                                                                        FOR THE THREE MONTHS
                                                         FOR THE YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                              ------------------------------------------------------    ---------------------
                                                 1994        1995       1996       1997       1998        1998        1999
                                              -----------   -------   --------   --------   --------    ---------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND PERSONNEL DATA)
OTHER FINANCIAL DATA:
Cash flows provided by (used in):
  Operations................................    $   836     $  (136)  $    (27)  $ (1,076)  $  3,434    $  1,108    $ (4,247)
  Investing.................................       (677)        320     (1,623)   (10,723)     9,155      (5,548)     (5,285)
  Financing.................................       (212)        (91)     1,620     12,156     (8,408)      4,623       7,118
Return on average assets(5).................      12.27%       8.27%     22.09%      9.30%     24.72%(6)     2.92%     (2.28)%
Return on average equity(5).................     675.16%      60.09%     89.27%     66.54%    196.18%(6)    55.23%     (6.28)%
SELECTED OPERATING DATA:
Collections on receivable portfolios
  (including securitized portfolios)........    $ 2,217     $ 2,722   $  3,173   $  5,127   $ 15,940    $  2,293    $  6,901
Purchases of receivable portfolios, at face
  value.....................................     32,888      58,091    142,438    653,912    722,597     132,380     101,654
Purchases of receivable portfolios, at
  cost......................................        616       1,090      4,216     18,249     24,762       4,842       4,179
Total recovery personnel, at end of
  period....................................         34          35         44         53        379         131         478
Total employees, at end of period...........         49          51         56         72        446(3)      156         588



                                                                           AS OF DECEMBER 31,                   AS OF
                                                              --------------------------------------------    MARCH 31,
                                                               1994     1995     1996     1997      1998        1999
                                                              ------   ------   ------   -------   -------    ---------
                                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DATA:
Cash........................................................  $   57   $  150   $  120   $   477   $ 4,658    $   2,244
Investment in receivable portfolios.........................     473      660    2,840    15,411     2,052(1)     6,474
Retained interest in securitized receivables................      --       --       --        --    23,986(2)    25,403
Total assets................................................   1,766    1,734    4,034    16,964    34,828       40,294
Notes payable and other borrowings..........................   1,227    1,136    2,756    14,774     7,005(1)    14,980
Capital lease obligations...................................      --       --       --        --       506          490
Total liabilities...........................................   1,787    1,581    3,287    15,410    20,906       27,257
Total stockholders' equity..................................     (21)     153      747     1,554    13,922       13,037


---------------------------


(1) During 1998, prior to the December 30 securitization transaction, we increased our investment in receivable portfolios by $25.3 million or 163.9%. In addition, $13.0 million or 71.5% of our 1997 acquisitions of receivable portfolios occurred during the last four months of 1997. As a result, income from receivable portfolios increased dramatically in 1998. In order to finance the significant increase in acquisitions of receivable portfolios during 1998, MCM's borrowings increased correspondingly during the year. MCM had average monthly borrowings of $23.7 million during 1998, as compared to $6.9 million during 1997, resulting in a 312.7% increase in interest expense.


(2) In December 1998, we completed our first securitization transaction of receivable portfolios, which had a carrying value of $33.8 million. The transaction was structured and accounted for as a sale in accordance with SFAS 125, which resulted in a pretax gain of $9.3 million. In connection with the securitization transaction, we recorded a retained interest in the securitized receivables and a servicing liability. The retained interest is carried on our books at fair value in accordance with SFAS 115 and changes in the fair value, as well as the initial write up to fair value, are recorded in a separate component of stockholders' equity.

    We intend to structure and account for our future securitization transactions as financings, rather than sales. As a result, MCM will not record a gain at the time of securitization and the securitized receivables and related debt will remain on our statement of financial condition.

(3) In connection with the opening of the Phoenix facility, we increased our employees from 72 at December 31, 1997 to 446 at December 31, 1998. As a result of this increase in employees and the costs associated with establishing the Phoenix facility, MCM's expenses increased significantly during 1998.

(4) Earnings per share based on income before extraordinary charge is as follows:

                                                FOR THE YEAR ENDED    FOR THE THREE MONTHS
                                                DECEMBER 31, 1998     ENDED MARCH 31, 1999
                                                ------------------    --------------------
Basic.........................................        $1.52                  $(0.17)
Diluted.......................................        $1.51                  $(0.16)

(5) Average assets and average equity were determined based on the average of monthly balances during the year.


(6) Return on average assets and return on average equity for 1998 include the effect of the securitization transaction which closed on December 30, 1998. As a result of the securitization, total assets decreased approximately $10.8 million primarily due to the net effect of the sale of the receivable portfolios ($33.8 million) and recognition of the interest we retained in the receivables ($24.0 million). Additionally, stockholders' equity increased approximately $10.5 million due to the recognition of the unrealized gain on the retained interest of $4.9 million and the gain on securitization, net of tax of $5.6 million. If the securitization transaction were excluded from the return calculations, the results for 1998 would be as follows:


Return on average assets....................................   5.92%
Return on average equity....................................  63.13%

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

You should read this discussion together with the consolidated financial statements and other financial information included in this prospectus.

OVERVIEW

We acquire and service consumer receivables originated from a variety of sources. The sellers of these receivables consider them uncollectible and have typically written them off of their financial records. We currently focus on acquiring charged-off credit card receivables originated by major banks and merchants. Credit card issuers often sell a significant portion of their charged-off receivables to allow them to focus on their core businesses and realize immediate cash proceeds and earnings. Because the credit card issuers have already attempted to recover the receivables, we are able to buy receivable portfolios at substantial discounts to their face amounts.

We have grown rapidly in recent periods. We opened a new servicing center in Phoenix, Arizona in 1998 and we employed 430 recovery personnel at this facility at March 31, 1999. From January 1, 1994 through March 31, 1999, we acquired $1.7 billion of receivable portfolios for $53.3 million, of which we acquired $722.6 million of receivable portfolios in 1998 for $24.8 million. Through March 31, 1999, we recovered $46.2 million on these receivable portfolios.

We completed our first securitization in December 1998, which we structured for accounting purposes as a sale of the receivables. In the future, we intend to structure and account for our securitizations as financing transactions rather than sales. As a result, we will recognize income over the estimated life of the receivables rather than recognize a gain at the time of a securitization. In addition, the receivables and corresponding debt will remain on our statement of financial condition. This will result in lower income relative to income reflective of gain on sale accounting in the reporting period in which the securitization occurs, as there will be no gain recorded at the time of the securitization.

  Origination

Portfolio Purchases. MCM purchases receivable portfolios on a transaction by transaction basis as well as through forward flow agreements with originating institutions. Under a forward flow agreement, MCM agrees to purchase charged-off receivables from a third-party supplier on a periodic basis at a predetermined price over a specified time period. To date, we have structured forward flow agreements relating to two credit cards. We completed substantially all our portfolio purchases during 1998 and the first quarter of 1999 under these forward flow agreements, which will terminate in December 1999, unless renewed.

Our industry places receivables into categories depending on the number of collection agencies that have previously attempted to collect on the receivables. For example, "zero agency receivables" have had no previous third-party collection activity and "secondary agency receivables" have had two previous collection agencies attempt to collect on the receivables. In 1998 and the first quarter of 1999, we acquired primarily zero and secondary agency receivables.

  Accounting

Static Pool Analysis. We account for our investment in receivable portfolios on the accrual basis of accounting in accordance with the provisions of the American Institute of Certified Public Accountants' Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans." When MCM acquires a portfolio, it records it at cost, and establishes the portfolio as a separate static pool. MCM accounts for each static pool as a separate unit for the economic life of the pool to track income from each receivable portfolio, to apply recoveries to the principal of each receivable portfolio and to make provisions for loss or impairment of each receivable portfolio.

In accounting for our investment in receivable portfolios, MCM has developed a proprietary software model to facilitate cash flow modeling of each static pool and determine the internal rate of return for income recognition purposes. MCM projects the timing and amounts of recoveries based on historical performance experience, as well as current market conditions and specific portfolio characteristics. Income from receivable portfolios is accrued based on the internal rate of return determined for each pool applied to each pool's original cost basis, adjusted for unpaid accrued income and principal paydowns. To the extent recoveries exceed the income accrual, the carrying value is reduced. If the accrual is greater than recoveries, then the carrying value of the receivable portfolios is increased by this amount. Accretion typically occurs in the early months of ownership of the portfolios during which time recoveries are lower while MCM begins the process of skip tracing efforts and initiating contact with the borrowers.

At least quarterly, we evaluate the reasonableness of our assumptions relating primarily to the amounts and timing of recoveries and the discount rate based on actual performance. In the event that assumptions need to be adjusted, MCM prospectively adjusts the internal rate of return, and thus the income accrual for a pool. We also monitor impairment of our receivable portfolios on a quarterly basis based on the fair value of each portfolio compared to each portfolio's carrying amount. We base the fair value of the portfolio on discounted expected future cash flows, using a discount rate which reflects an acceptable rate of return adjusted for risks specific to the portfolio.

Securitizations. On December 30, 1998, MCM completed a securitization transaction of portfolio receivables. Midland Receivables 98-1 Corporation, a bankruptcy remote special purpose entity formed by MCM, issued nonrecourse notes in the amount of $33.0 million bearing interest at 8.63% per annum. The notes are collateralized by the securitized charged-off receivables and a cash reserve account of approximately $1.0 million, and are insured through a financial guaranty insurance policy. The securitized receivables had an original aggregate face amount of approximately $1.3 billion without giving effect to recoveries or settled balances and a carrying value of $33.8 million at the time of transfer.

For accounting purposes, the transaction was recorded as a sale under the provisions of Statement of Financial Accounting Standards No. 125 (SFAS 125). MCM recognized a pretax gain of $9.3 million from the securitization transaction. The proceeds from the securitization were used by MCM to pay off the line of credit balance incurred in connection with the purchase of the receivables, to retire other debt and to pay transaction costs.

In connection with the securitization transaction, MCM recorded a retained interest in the securitized receivables and a servicing liability. The retained interest represents MCM's right to a portion of the collections from securitized receivables, to the extent the aggregate of such collections exceeds all amounts owed to note holders. MCM has projected that the total amount of recoveries from the securitized receivables will significantly exceed amounts owed to note holders. We have recorded our retained interest at its relative fair value of $24.0 million. Fair value is determined based on the present value of the anticipated cash collections in excess of amounts owed to note holders. In connection with servicing obligations, for which MCM receives a servicing fee of 20% of gross monthly recoveries, MCM recorded a servicing liability in the amount of $3.6 million. In this regard, we do not expect the benefits of servicing the securitized receivables to fully compensate us for our costs to perform the servicing. The amortization of the servicing liability is included in servicing fees and related income in the consolidated statement of operations over the expected term of the securitization. See Note 1 of the consolidated financial statements for further discussion of MCM's accounting for the securitization transaction.

In determining the gain on the securitization, and to value our retained interest in the securitization MCM assumed a discount rate of 30% based on rates of return for similar financial instruments and what we believe to be an acceptable rate of return, adjusted for the related risk. Based on historical performance, we assumed that:

  - recoveries will occur over a period of 48 to 60 months following closing; and

  - total recoveries on the individual receivable portfolios will range from 2 to 3 times their original cost basis.

We cannot assure you that actual recoveries will match our estimates. Until the note holders have been paid in full, the income accreted each month will increase the carrying amount of the retained interest. As the carrying amount of the retained interest increases, the interest income attributable to the retained interest will also increase.

Consistent with the monitoring of the performance of our receivable portfolios, on a quarterly basis, MCM will evaluate the reasonableness of MCM's assumptions relating to the securitization in light of actual performance. In the event assumptions need to be adjusted, MCM will prospectively adjust the internal rate of return, and thus the income accrual. Additionally, each quarter, MCM will monitor impairment of the retained interest based on its fair value as compared to its carrying value. Provisions for losses are charged to earnings when it is determined that the retained interest's original allocated basis, adjusted for accrued interest and principal paydowns, is greater than the present value of expected future cash flows.

In the future, we intend to structure and account for our securitizations as financing transactions rather than sales. Structuring transactions to record a gain on sale is appropriate from an accounting perspective and has been a common industry practice. However, we believe that structuring securitizations as financings is becoming more widespread in our industry, because this treatment is simpler to account for, produces a more consistent level of portfolio income, results in a less complicated statement of financial condition and, accordingly, is increasingly favored by the investment community. If we structure our securitizations as financings, we will recognize income over the estimated life of the receivables rather than recognize a gain at the time of a securitization. In addition, the receivables and corresponding debt will remain on our balance sheet. This will result in lower income relative to income reflective of gain on sale accounting in the reporting period in which the securitization occurs, as there will be no gain recorded at the time of securitization.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1999 Compared To Three Months Ended March 31,
1998

Revenues. Total revenues for the three months ended March 31, 1999 were $4.2 million compared to total revenues of $3.2 million for the three months ended March 31, 1998, an increase of $1.0 million or 31%. The increase in revenues was the net result of a decrease in income from receivable portfolios of $2.5 million; an increase in income on retained interest of $1.7 million; a decrease in gain on sale of receivable portfolios of $0.2 million; and an increase in servicing fees and related income of $2.0 million.


The investment in receivable portfolios balance decreased $13.9 million or 69%, from $20.4 million at March 31, 1998 to $6.5 million at March 31, 1999, primarily as a result of the December 30, 1998 securitization of receivable portfolios with a carrying amount of $33.8 million. Consequently income from receivable portfolios decreased $2.5 million or 81%, from $3.0 million to $0.6 million for the three months ended March 31, 1998 and 1999, respectively.


In connection with the December 30, 1998 securitization transaction and the related servicing agreement, MCM recorded a retained interest in the securitized receivables and a servicing liability. As a result, MCM recognized income from retained interest in securitized receivables in the amount of $1.7 million, servicing fees in the amount of $1.3 million and amortization of servicing liability in the amount of $0.6 million for the three months ended March 31, 1999.

MCM had no sales of individual receivable portfolios during the three months ended March 31, 1999.

Total Expenses (not including Interest and Other Expenses). Total expenses were $5.4 million for the three months ended March 31, 1999 compared to $1.3 million for the three months ended March 31, 1998, an increase of $4.1 million or 315%. The increase in expenses is reflective of the significant growth of MCM during the past twelve months. Specifically, the Phoenix location commenced operations in February 1998 and grew to 495 personnel as of March 31, 1999. Total expenses as a percentage of revenues were 130% for the three months ended March 31, 1999 compared to 41% for the three months ended March 31, 1998. The increase in expenses as a percentage of revenues was a result of:

  - the increase in expenses pertaining to the continued expansion of the Phoenix location and the growth in total employees from 156 at March 31, 1998 to 588 at March 31, 1999; and

  - the decrease in revenues for the three months ended March 31, 1999 due to the decline in income from receivable portfolios as a result of the December 30, 1998 securitization transaction (which resulted in a gain of $9.3 million).

Other operating expenses such as telephone, postage, credit bureau reports, rent and depreciation increased $0.5 million or 184% from $0.3 million to $0.8 million for the three months ended March 31, 1998 and 1999, respectively. This increase was due to the expansion of the Phoenix location and resulting increase in collection operations.


Interest and Other Expenses. Total interest and other expenses for the three months ended March 31, 1999 was $0.1 million compared to $0.6 million for the three months ended March 31, 1998, a decrease of $0.5 million or 79%. Interest expense for the three months ended March 31, 1999 was $0.2 million compared to $0.6 million for the three months ended March 31, 1998, a decrease of $0.4 million or 65%. MCM used proceeds from the securitization transaction to pay down its debt.


Provision for Income Taxes. For the three months ended March 31, 1999, MCM recorded an income tax benefit of $0.5 million, reflecting an effective rate of 39.8%. For the three months ended March 31, 1998, MCM recorded income tax expense of $0.5 million, reflecting an effective tax rate of 37.6%.

Net Loss. The net loss for the three months ended March 31, 1999 was $0.8 million compared to net income of $0.6 million for the three months ended March 31, 1998.

  Year Ended December 31, 1998 Compared To Year Ended December 31, 1997

Revenues. Total revenues for the year ended December 31, 1998 were $26.9 million compared to total revenues of $5.2 million for the year ended December 31, 1997, an increase of $21.7 million or 415%. The increase in revenues was principally the result of an increase in income from receivable portfolios of $12.8 million resulting from MCM's significant acquisitions of receivable portfolios in late 1997 and 1998, and the gain of $9.3 million from the December 30, 1998 securitization transaction. During the year ended December 31, 1998, MCM acquired receivable portfolios at a cost of $24.8 million with an aggregate face value amount of $722.6 million, and during the year ended December 31, 1997, MCM acquired receivable portfolios at a cost of $18.2 million with an aggregate face value of $653.9 million. Additionally, in connection with the December 30, 1998 securitization transaction, MCM recognized $105,000 of servicing income for the year ended December 31, 1998, representing the servicing fees for the last two days of the year.

Total Expenses (not including Interest and Other Expenses). Total expenses increased to $11.4 million for the year ended December 31, 1998 from $3.0 million for the year ended December 31, 1997, representing an increase of $8.4 million or 274%. Total expenses as a percentage of revenues were 42% for 1998 compared to 58% for 1997. While total expenses increased by 274% during 1998 as a result of establishing and staffing the Phoenix facility, total revenues increased by 415%. As a result, total expenses as a percentage of total revenues decreased for 1998. The increase in revenues reflects a $9.3 million gain relating to MCM's first securitization transaction. Because we intend to structure and account for our securitizations in the future as financings rather than sales, we will not recognize gains at the time of a securitization in the future.

Salaries and employee benefits increased by $5.4 million or 262% from $2.1 million in the year ended December 31, 1997 to $7.5 million in the year ended December 31, 1998 as a result of an increase in total employees from 72 employees at December 31, 1997 to 446 employees at December 31, 1998, related primarily to the staffing of MCM's Phoenix facility, which opened in February 1998. The increase in salaries and benefits can be attributed to MCM's investment in the following areas:

  - the hiring of experienced account managers who conduct collection activities for the Phoenix recovery facility;

  - the hiring of senior management and middle management to supervise the growth in recovery personnel and receivable portfolios, and the hiring of skip tracers who locate customers to support recovery efforts;

  - investment in data processing and computer systems and related professionals to enhance and manage MCM's proprietary account management system; and

  - investment in full time training and compliance personnel to provide ongoing education, quality control and support for the recovery personnel.

Other operating expenses, such as telephone, postage and credit bureau reporting, increased by $1.9 million or 551% from $0.3 million in 1997 to $2.2 million in 1998, consistent with the increase in receivable portfolios and recovery personnel.

General and administrative expenses increased by $0.8 million or 163% from $0.5 million in 1997 to $1.3 million in 1998 primarily as a result of an increase in rent expense and other occupancy costs associated with the Phoenix operation.


Interest and Other Expenses. Total interest and other expenses increased by $2.1 million or 252% to $2.9 million in 1998, as compared to $0.8 million in 1997. Interest expense increased from $0.7 million in 1997 to $3.0 million in 1998 as a result of increased borrowings to finance the significant growth in acquisitions of receivable portfolios during 1998 and the last four months of 1997. During 1998, prior to the December 30 securitization transaction, we increased our investment in receivable portfolios by $25.3 million or 164%. In addition, we acquired $13.0 million of receivable portfolios during the last four months of 1997, representing 72% of total 1997 acquisitions. To finance these acquisitions of receivable portfolios, MCM's borrowings increased during 1998. MCM had average monthly borrowings of $23.7 million during 1998, as compared to $6.9 million during 1997, resulting in a 313% increase in interest expense. A significant portion of the debt from acquisitions of receivable portfolios was retired with the proceeds from the securitization transaction.


Provision For Income Taxes. Income taxes for the year ended December 31, 1998 were $5.1 million, reflecting an effective tax rate of 40.2%, and for the year ended December 31, 1997 were $0.5 million, reflecting an effective tax rate of 40.1%. Deferred tax liabilities were $8.2 million at December 31, 1998, which includes $3.7 million relating to the gain on the securitization transaction and $3.3 million relating to the unrealized gain on the retained interest in securitized receivables. See Note 6 to the consolidated financial statements for further discussion of income taxes.

Extraordinary Charge. In connection with the early extinguishment of debt under one of MCM's previous line of credit agreements, in 1998 MCM recognized an extraordinary charge for prepayment fees and penalties, net of income tax benefit, of $0.2 million.

Net Income. Net income for the year ended December 31, 1998 was $7.4 million compared to $0.8 million for the year ended December 31, 1997, an increase of 812%.

  Year Ended December 31, 1997 Compared To Year Ended December 31, 1996

Revenues. Total revenues for the year ended December 31, 1997 were $5.2 million compared to total revenues of $3.4 million for the year ended December 31, 1996, an increase of $1.8 million or 54%. The increase in revenues was principally the result of an increase in income from receivable portfolios of $0.8 million and an increase in the gains on individual sales of receivable portfolios of $1.0 million. During the year ended December 31, 1997, MCM acquired receivable portfolios at a cost of $18.2 million with an aggregate face value of $653.9 million, and during the year ended December 31, 1996, MCM acquired receivable portfolios at a cost of $4.2 million with an aggregate face value of $142.4 million.

Total Expenses (not including Interest and Other Expenses). Total expenses were $3.0 million during 1997 compared to $2.3 million during 1996. Total expenses as a percentage of revenues were 59% for the year ended December 31, 1997 and 67% for the year ended December 31, 1996. The dollar increase in total expenses can be attributed to an increase in salaries and employee benefits, in turn reflecting the growth in total employees to 72 as of December 31, 1997, compared to 56 as of December 31, 1996. Other operating expenses such as telephone, postage and credit bureau reports increased consistent with the increase in employees.

Interest and Other Expenses. Interest expense increased $0.6 million from $0.1 million in 1996 compared to $0.7 million in 1997. MCM secured a line of credit agreement with a limit of $10 million in September 1997 for the purpose of acquiring receivable portfolios.

Provision for Income Taxes. Income taxes for the year ended December 31, 1997 were $0.5 million, reflecting an effective tax rate of 40.1%, and for the year ended December 31, 1996 were $0.4 million, reflecting an effective tax rate of 39.7%.

Net Income. Net income for the year ended December 31, 1997 was $0.8 million compared to $0.6 million for the year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

Historically, MCM's cash flow has been provided by:

  -     recoveries on receivable portfolios;

  -     individual sales and securitization of receivable portfolios; and

  -     line of credit agreements and other borrowings.

At March 31, 1999, MCM had cash of $2.2 million, compared to $4.7 million at December 31, 1998. The decrease in cash can be attributed to an increase in expenses due to the growth in our Phoenix facility. In addition, the cash balance at December 31, 1998 reflected the proceeds of the December 30 securitization transaction, net of debt repayments.

MCM had total recoveries on receivable portfolios of $6.9 million for the three months ended March 31, 1999, $15.9 million during 1998 and $5.1 million during 1997. Total proceeds from sales of receivable portfolios during 1998 amounted to $37.2 million, of which $33.0 million was derived from the securitization transaction completed by MCM on December 30, 1998. There were no sales of receivable portfolios during the three months ended March 31, 1999.


On March 31, 1999, MCM, through a bankruptcy remote subsidiary, entered into a securitized receivables acquisition facility or "warehouse facility" allowing for a current maximum funding of $35.0 million. As of June 28, 1999, we had borrowed $13.6 million under the warehouse facility. The warehouse facility has a two-year revolving funding period expiring April 15, 2001 or earlier if an event occurs under the warehouse facility which enables the investors to discontinue the revolving portion of the facility. The funding period may be extended with the consent of the noteholders and other interested parties. All amounts outstanding under the warehouse facility are payable at the end of the revolving funding period as so extended. The warehouse facility carries a floating interest rate of 80 basis points over LIBOR and is rated "AA" by Standard and Poor's Corporation. The warehouse facility is secured solely by a trust estate, primarily consisting of receivables acquired by MCM. Generally, the warehouse facility provides for funding of 90 to 95 percent of the acquisition cost of portfolio receivables, depending on the type of receivables acquired, and MCM is required to fund the remaining 5 to 10 percent of the purchase cost. MCM funded a payment of $200,000 into a liquidity reserve account and is required to contribute to the reserve account to maintain a balance equal to 3% of the amount borrowed. The debt service requirements of the warehouse facility will significantly increase liquidity requirements.


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


The warehouse facility contains a condition to borrowing that we maintain diversity among our receivables suppliers for portfolios to be financed under the warehouse facility after June 29 of this year. As of June 29, 1999, MCM anticipates that it will be in compliance with the diversity requirement for future fundings under the warehouse facility. However, the current level of receivables in the warehouse facility purchased through one of MCM's forward flow agreements will require MCM to purchase receivables from other suppliers in sufficient quantities to prevent the next purchase under that forward flow agreement from exceeding the diversity requirement. MCM anticipates that it will be able to acquire sufficient quantities from various suppliers to stay in compliance with the diversity requirement and fund future purchases under its forward flow arrangements through the warehouse facility.


On December 30, 1998, MCM completed its first securitization transaction. MCM expects to perform additional securitizations in the future and use the proceeds from these transactions to repay the warehouse credit facility and provide working capital.

Historically, MCM has used lines of credit to fund receivable portfolio acquisitions, as well as operating and capital expenditures, as needed. MCM maintains a $15.0 million revolving line of credit that extends through July 15, 1999. We use the line to fund receivable portfolio acquisitions and provide working capital. This line of credit has a floating interest rate based on the lender's prime rate. MCM anticipates that it will pay off this line of credit which had a balance outstanding of $13.3 million at June 10, 1999, with a portion of the proceeds of this offering. We paid off another of our credit facilities with the proceeds from the December 30, 1998 securitization transaction.

Capital expenditures for fixed assets and capital leases were $0.9 million during the three months ended March 31, 1999 and $3.3 million during the year ended December 31, 1998, reflecting several significant capital expenditures for the Phoenix operation, including a mainframe computer, telephone equipment, a microwave telephone transmitter, a predictive dialer system, and individual workstations. MCM spent $0.2 million and $0.5 million for fixed assets during 1997 and 1996, respectively. Fixed asset purchases during the three months ended March 31, 1999 and during 1998 and 1997 were funded primarily from borrowings on lines of credit, recoveries on receivable portfolios and two capitalized lease agreements with a combined outstanding balance of $506,000 as of December 31, 1998.

We plan to continue to expand our operations, which will include continued increases in acquisitions of receivable portfolios, expansion of recovery facilities, significant growth in personnel, and further increases in capital expenditures, such as computer and telephone equipment and system upgrades. MCM anticipates funding working capital needs and capital expenditures with the proceeds from the public offering, excess cash flows, and credit agreements. MCM has budgeted $2.2 million for capital expenditures in 1999, assuming no new facilities are added.

  Year 2000

MCM is preparing for the impact of the year 2000 on our business. The year 2000 problem is a phrase used to describe the problems created by systems that are unable to accurately interpret dates after December 31, 1999. These problems derive predominantly from the fact that many software programs have historically categorized the "year" in a two-digit format. The year 2000 problem creates potential risks for MCM, including potential problems in the information technology and non-IT systems used in MCM's business operations. MCM may also be exposed to risks from third parties with whom MCM interacts who fail to adequately address their own year 2000 problems.

In 1996, we commenced a review of our internal IT and non-IT systems to identify potential year 2000 problems. We believe that we have reviewed and revised all software applications to meet year 2000 standards using date routines that properly acknowledge the year 2000. The cost of the revisions has been less than $75,000 and has been absorbed by MCM as part of our normal programming expense each year. MCM does not believe the total costs of revisions will exceed $100,000 in the aggregate. Further, MCM has not deferred any IT projects due to year 2000 efforts.

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

In planning for growth, during 1998 we upgraded our mainframe computer hardware and our processing software. Based on representations from the manufacturers, all computer systems have been certified to be year 2000 ready. The telecommunications systems and services have been certified by their providers to be year 2000 ready. However, we may not have recourse to our suppliers because they disclaim liability for their year 2000 certifications. We also replaced our accounting and financial system software during 1998 with a system that is year 2000 ready. While we believe that our systems will function without year 2000 problems, MCM will continue to review and, if necessary, replace systems or system components as necessary.

MCM is also dependent on third parties such as suppliers and service providers and other vendors. If these or other third parties fail to adequately address the year 2000 problem, MCM could experience a negative impact on our business operations or financial results. For example, the failure of some of MCM's principal suppliers to have year 2000 ready IT systems could impact MCM's ability to acquire and service receivable portfolios. MCM purchases receivable portfolios from some of the largest credit card originators in the United States. MCM expects these vendors to resolve the year 2000 problem successfully. The receivable portfolios acquired under MCM's forward flow agreements have been formatted by the originators and provided to MCM with a four-digit year that is year 2000 ready and MCM expects the data acquired in the future will conform to this format.

MCM has developed and implemented a general disaster recovery plan that addresses situations that may result if MCM or any material third parties encounter technological problems. The disaster recovery plan consists of:

  - a contractual agreement with a third-party insurer to have our computer hardware replaced within 48 hours of a disaster;

  - daily software backup and offsite storage by a commercial storage company; and

  - internal backup of each facility's computer system by the other facility's system.

Although we do not have a contingency plan specific to the year 2000 problem, we believe that this general disaster recovery plan could address some of the problems that could arise from a year 2000 failure.

We cannot assure you that we will be completely successful in our efforts to address the year 2000 problem. If some of MCM's or our vendors' systems are not year 2000 ready, MCM could suffer lost revenues or other negative consequences, including systems malfunctions, diversion of resources, incorrect or incomplete transaction processing, and litigation.

INFLATION

MCM believes that inflation has not had a material impact on our results of operations for the three years ended December 31, 1996, 1997 and 1998 since inflation rates generally remained at relatively low levels.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") continues to issue amendments and interpretive guidance relating to SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The FASB is currently drafting its Third Edition of its Questions and Answers Special Report ("Special Report") relating to SFAS 125. The impact, if any, of the FASB Special Report or any other future amendments or interpretive guidance on our consolidated financial statements is not known at this time.

The Accounting Standards Executive Committee of the AICPA issued a proposed statement of position ("SOP") dated January 6, 1998, "Accounting for Discounts Related to Credit Quality" which addresses the accounting for discounts on certain financial assets and debt securities when the discount is attributable to credit quality. The proposed SOP would limit the amount of discount that may be accreted to the excess of the estimate of undiscounted expected future principal and interest cash flows over the initial

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

investment in the financial asset. It would relate subsequent impairment of the financial asset to the inability to collect all cash flows expected at acquisition. The proposed SOP would allow subsequent increases in expected cash flows to be recognized prospectively through adjustment of yield over the remaining life of the financial asset. The provisions of this proposed SOP would be effective for financial statements issued for fiscal years ending after June 15, 2000. The effect of applying the proposed SOP is not expected to be material to MCM's consolidated financial statements.

MARKET RISK DISCLOSURE

We accrue income on our retained interest and receivable portfolios based on the effective interest rate, i.e., internal rate of return, applied to the original cost basis, adjusted for accrued income and principal paydowns. Effective interest rates are determined based on assumptions regarding the timing and amounts of portfolio collections. Such assumptions may be affected by changes in market interest rates. Accordingly, changes in market interest rates may affect our earnings.

If the annual effective interest rate for our retained interest averages 500 basis points more in 1999 than the expected effective rate as of December 31, 1998, representing a 10% change, the income on our retained interest would be approximately $392,000 higher. Comparatively, if the annual effective interest rate for our retained interest averages 500 basis points less in 1999 than the expected effective rate as of December 31, 1998, representing a 10% change, the income on our retained interest would be approximately $392,000 lower.

If the annual effective interest rate for MCM's receivable portfolios averages 900 basis points more in 1999 than the expected effective rate as of December 31, 1998, representing a 10% change, our income from receivable portfolios, as well as income before income taxes, would be approximately $135,000 higher, based on the balance of the receivable portfolios as of December 31, 1998 in the amount of $2.1 million. Comparatively, if the annual effective interest rate for our receivable portfolios averages 900 basis points less in 1999 than the expected effective rate as of December 31, 1998, representing a 10% change, our income from receivable portfolios, as well as income before income taxes, would be approximately $135,000 lower, based on the balance of receivable portfolios as of December 31, 1998 in the amount of $2.1 million. This analysis does not consider the effect of changes in the timing and amounts of future collections of the receivable portfolios collateralizing the retained interest or the receivables held by us. In addition, it does not consider the effect of acquisitions of additional receivable portfolios.

Changes in short-term interest rates also affect our earnings as a result of our borrowings under outstanding line of credit agreements. If market interest rates for line of credit agreements average 100 basis points more in 1999 than they did during 1998, representing a 10% change, our interest expense would increase, and income before income taxes would decrease, by $70,000 based on the amount of outstanding borrowings as of December 31, 1998, and by $237,000, based upon average outstanding borrowings during 1998 of $23.7 million. Comparatively, if market interest rates for line of credit agreements average 100 basis points less in 1999 than they did during 1998, representing a 10% change, our interest expense would decrease, and income before income taxes would increase, by $70,000, based on the amount of outstanding borrowings as of December 31, 1998, and by $237,000, based upon average outstanding borrowings during 1998 of $23.7 million.

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

                                    BUSINESS

AN OVERVIEW OF OUR BUSINESS

MCM is a growing receivables management company. We acquire and service charged-off receivables originated from a variety of sources. We currently focus on acquiring charged-off credit card receivables originated by major banks and merchants. Credit card issuers often sell a significant portion of their charged-off receivables to allow them to focus on their core businesses and to realize immediate cash proceeds and earnings. Because the credit card issuers have already attempted to recover the receivables, we are able to buy receivable portfolios at substantial discounts to their face amounts.

We have grown rapidly in recent periods. We opened a new servicing center in Phoenix, Arizona in 1998 and we employed 430 recovery personnel at this facility at March 31, 1999. We also maintain our original facility in Kansas, which housed 48 recovery personnel at March 31, 1999. From January 1, 1994 through March 31, 1999, we acquired $1.7 billion of receivable portfolios for $53.3 million, of which we acquired $722.6 million of receivable portfolios in 1998 for $24.8 million. Through March 31, 1999, we recovered $46.2 million on these receivable portfolios and continue to vigorously pursue collections on these receivables.

We have extensive experience in acquiring and servicing charged-off receivable portfolios. Prior to 1992, MCM served for over 30 years as a third-party collection agency, developing the servicing methods, personnel and systems required to operate a debt recovery business. In 1992, we began to focus on acquiring and servicing receivable portfolios for our own account. In 1998, an investor group lead by Nelson Peltz, Peter May and the Packer family of Australia acquired a majority interest in MCM from Mr. Chandler and others. Senior management, including Mr. Chandler, continues to manage day-to-day operations and own a substantial interest in MCM.

Our principal executive offices are located at 500 West First Street, Hutchinson, Kansas 67501. We are a Delaware holding company that operates through a wholly-owned subsidiary, Midland Credit Management, Inc., which was incorporated in the State of Kansas in September 1953.

AN OVERVIEW OF OUR INDUSTRY

The receivables management industry is growing rapidly, driven by increasing levels of consumer debt and increasing charge-offs of the underlying receivables by originating institutions. At December 31, 1997, consumer debt, the amount owed by individuals in the U.S., totalled $5.6 trillion. Consumer credit, which consists of installment and noninstallment loans, totalled $1.3 trillion or 23% of consumer debt. Credit card debt is the fastest growing component of consumer credit, reaching $560 billion in December 1997. Credit card debt accounted for 44% of total consumer credit in 1997, up from 30% in 1990, and is projected to reach 51% or $950 billion by 2005. Despite generally sound economic conditions and historically low U.S. unemployment levels, credit card charge-offs rose to approximately 6.5%, or $36.2 billion, of outstanding credit card receivables in 1997.

Historically, originating institutions have sought to limit credit losses by performing recovery efforts with their own personnel, outsourcing recovery activities to third-party collection agencies and selling their charged-off receivables for immediate cash proceeds. From the originating institution's perspective, selling receivables to receivables management companies such as MCM yields immediate cash proceeds and earnings and represents a substantial reduction in the two to five year period typically required for traditional recovery efforts. It is estimated that sales of charged-off credit card debt have increased from $2.2 billion in 1990 to $16.5 billion in 1997 and will reach $25.0 billion in 2000 as selling institutions utilize this recovery approach.

In the secondary market, receivable portfolios are acquired at a discount to the balances due on the receivables, with the purchase price varying depending on the amount the buyer anticipates it can recover and the anticipated effort needed to recover that amount. The price the purchasers pay generally ranges from a high of $0.13 per dollar before it has been charged-off, down to as little as $0.001 for debt that

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

three collection agencies have attempted to collect on a contingency basis or when bankruptcies are involved. Originating institutions have developed a variety of ways to sell their receivables. Some originating institutions pursue an auction type sales approach in which they obtain bids for specified portfolios from competing parties. These auctions are often orchestrated by brokers. Receivables are also sold in privately negotiated transactions between the originating institution and a purchaser. In addition, many originating institutions enter into "forward flow" contracts. Forward flow contracts commit an originating institution to sell all or a portion of its charge-offs periodically over a specified period of time, usually no less than one year.

In 1998, Commercial Financial Services, Inc. ("CFS") a major participant in the debt recovery industry, experienced significant financial difficulties. We believe that because CFS controlled a material portion of the market for charged-off credit card receivables, this development has created an opportunity for well-financed and well-managed receivables recovery firms such as MCM to increase market share.

We derived the statistical data set forth in the above "Overview of Our Industry" from The Nilson Report's June 1997 and May 1998 issues.

STRATEGY

Our goal is to become a leading acquiror and servicer of charged-off receivables. To achieve this goal, our business strategy emphasizes the following elements:

Hiring, Training and Retaining Qualified Personnel. One of our key objectives is to establish one of the largest, most highly trained, and stable employee bases in our industry. Consistent with this objective, over the past year we opened a new facility in Phoenix, Arizona and hired 430 recovery personnel to staff this facility as of March 31, 1999. Our account managers at our Phoenix facility undergo a four-week training course when they are hired. In addition, we provide ongoing training to our employees to keep them current on our policies and procedures and applicable law. We maintain competitive, incentive-based compensation programs to motivate our employees and promote stability. We intend to continue to add to the employee base at our Phoenix facility, which can accommodate up to 800 employees. We plan to continually evaluate other potential locations that have favorable employee and business climates for expansion.

Increasing Receivable Portfolio Acquisitions. We are continually pursuing portfolio acquisitions to expand our business. We are seeking to add new forward flow agreements with major credit card issuers and retailers and, although we cannot assure you, we believe we will be able to extend our current agreements at the end of this year. We continually evaluate individual portfolio purchases brought to us by brokers and credit card issuers. Our years of experience in the business and recent access to financing provide us with several competitive advantages in dealing with sellers of receivable portfolios:

  -     we are able to evaluate portfolios quickly;

  -     we are able to fund purchases promptly after a decision to buy; and

  - we have the systems and personnel necessary to professionally resolve acquired receivable portfolios, generally without having to involve the seller after the purchase transaction closes.

Maintaining and Enhancing our Technology Platform. We support our recovery personnel by maintaining and continually enhancing our state-of-the-art technology platform. We use extensive databases and user-friendly proprietary software to facilitate our recovery efforts. Our system includes:

  -     a mainframe computer that can support 1,000 recovery personnel;

  - a wide area network between our Phoenix and Kansas operations to facilitate real-time data sharing and back up and disaster recovery;

  - a sophisticated predictive dialer to enhance productivity at our main Phoenix operations; and

  - software upgrades, including enhancements to address year 2000 readiness.

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

Applying and Improving Our Proprietary Scoring Model. We have developed a proprietary scoring model that analyzes the recovery potential on each receivable portfolio. We have determined that a portfolio's value depends upon numerous characteristics, including the number of agencies that have previously attempted to collect the receivables, the average balances of the receivables and the locations of the customers. In evaluating portfolios, we compare this information to portfolios previously acquired by us to establish an appropriate purchase price. We recently engaged a major third-party software development and data processing company to enhance our model by comparing actual recoveries on previously acquired receivables to projected results on an individual receivable level. We believe that our enhanced modeling software will facilitate our growth by enabling us to evaluate portfolio purchases more rapidly and effectively.

Maintaining Funding Flexibility. We finance our operations through a variety of funding sources. We maintain a warehouse facility which provides funds to purchase receivables. We have and will continue to engage in securitization transactions to pay down our warehouse facility to make it available for further acquisitions, to fix our cost of funds for a given receivable portfolio and to mitigate interest rate risk. We intend to continue to explore various funding alternatives to facilitate the planned expansion of our business.

Entering Other Charged-Off Receivables Markets. We currently emphasize acquiring and servicing charged-off credit card receivables. Historically, however, we have participated in a number of other markets, including student loans, consumer loans, and auto loans. We believe that our systems and recovery techniques can be applied to a broad range of consumer debt markets. We intend to pursue profitable opportunities in other markets as they arise to diversify our base of earning assets.

Pursuing Acquisitions of Complementary Companies. While the market for recovering charged-off debt is significant, it is highly fragmented. Additionally, in 1998, a major participant in the debt recovery industry experienced significant financial difficulties. In light of these market dynamics, we intend to consider the acquisition of complementary businesses with capital from this offering.

ACQUISITION OF RECEIVABLES

Sources of Receivable Portfolios. MCM identifies receivable portfolios from a number of sources, including current relationships with originators, direct solicitation of originators, and loan brokers. MCM purchases individual portfolios and also enters into forward flow agreements. Under a forward flow agreement, MCM agrees to purchase charged-off receivables from a third-party supplier on a periodic basis at a set price over a specified time period. Forward flow agreements provide MCM with a consistent source of receivables and provide the originator with a reliable source of revenue and a professional resolution of charged-off receivables. MCM's forward flow agreements require the credit card issuer to sell periodically to MCM a portion of its receivables meeting established criteria that were written-off during the applicable period. A typical receivable portfolio consists of $20 million to $30 million in face value and contains receivables from diverse geographic locations with average individual account balances of less than $5,000.


In 1998 and in the first quarter of 1999, we acquired substantially all of our receivables under our two forward flow agreements which have annual terms and which expire in December 1999 unless renewed. We have been successful in renewing these agreements in the past. Our warehouse facility limits our sources of receivable portfolios by requiring that, for any borrowing after June 29, 1999, no single originator of receivables contributes 45% or more of the receivables funded by and subject to the facility. As of June 29, 1999, MCM anticipates that the warehouse facility will be available to purchase receivable portfolios outside of its forward flow arrangements. The acquisition of additional portfolios will be required to enable further purchases under its forward flow agreements in accordance with the diversification requirements of the warehouse facility. MCM is in the process of reviewing a number of portfolios for potential purchase to diversify its base of receivables.


Our industry places receivables into categories depending on the number of collection agencies that have previously attempted to collect on the receivables. For example, "zero agency receivables" have had no previous third-party collection activity and "secondary agency receivables" have had two previous collection agencies attempt to collect on the receivables. In 1998 and the first quarter of 1999, we acquired primarily zero and secondary agency receivables.

We currently emphasize acquiring charged-off credit card receivables. We intend to acquire receivables in other consumer debt markets, such as student loans and consumer loans, as opportunities arise.

Pricing. We buy charged-off receivables at substantial discounts to the face amount of the receivable portfolio. We evaluate the purchase price of a portfolio using many factors, including the number of agencies which have previously attempted to collect the receivables in the portfolio, the average balance of the receivables, and the locations of the customers. Zero agency and primary agency receivables have higher purchase prices relative to their total charged-off balance. We expect, however, that these portfolios will result in more rapid and higher recoveries.

Once a receivable portfolio has been identified for potential purchase, we analyze the portfolio using our proprietary scoring model. Our scoring model analyzes the broad characteristics of the portfolio by comparing it to portfolios previously acquired and serviced by us to determine the recoverability of the portfolio. This yields our quantitative purchasing analysis. In addition, members of our management perform qualitative analyses on portfolios, including visiting the originator, reviewing the recovery policies of the originator and any third party collection agencies, and, if possible, their recovery efforts on the particular portfolio. With respect to forward flow agreements, in addition to the procedures outlined above, we often obtain a small "test" portfolio to evaluate and compare the characteristics of the portfolio to the assumptions we developed in our recovery analysis. After these evaluations are completed, members of our management finalize the price at which MCM would purchase the portfolio.

RECOVERY OF RECEIVABLES

We focus on maximizing the recovery of the receivables we acquire. Unlike collection agencies which typically have only a specified period of time to recover a receivable, as the owner we have significantly more flexibility in establishing payment programs.

Once a portfolio has been acquired, we download all receivable information provided by the seller into our proprietary account management computer system and reconcile for accuracy to the information provided in the purchase contract. We send notification letters to obligors of eligible accounts explaining our new ownership and asking that the borrower contact us. In addition, we notify credit bureaus to reflect our new ownership. Receivables that do not meet the eligibility requirements described in our agreement with the seller are returned to the seller for either a refund or replacement.

To begin our recovery process, we immediately send receivables to third-party data verification sources to determine which receivables have accurate address or phone information and to update information if possible so our account managers can begin processing those accounts. Thereafter, management convenes an initial meeting with the relevant staff members to discuss the specifics of the receivable portfolio. These meetings serve to keep our staff informed regarding management expectations and any special characteristics of the portfolio.

Skip Tracing. When a receivable is placed in our account management system, our customized dialing system tests the telephone number associated with the receivable to determine whether the telephone number is still valid. If the telephone number is not valid, or if there is no telephone number associated with a receivable, the receivable is immediately transferred into our skip tracing department to determine the location of the customer. In the skip tracing department, an in-house skip tracer works to locate the customer using a variety of resources. Our skip tracing department attempts to locate customers through electronic skip tracing means, including information from credit bureaus, the Internet, the various state departments of motor vehicles, publicly available databases and third-party skip tracing services. We also use manual skip tracing techniques, including using telephone directories and contacting relatives, neighbors and utility companies.

Because obtaining accurate data on customers is critical to the recovery process, MCM has historically maintained a significant ratio of skip tracers to account managers. At March 31, 1999, MCM employed 164 skip tracers and 314 account managers.

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Recoveries. We assign accounts with valid information to the recovery department. The recovery department is divided into teams, each consisting of a team leader and seven to ten account managers. Based upon their experience and ability, we classify account managers as master account representatives, senior account representatives, account representatives, junior account representatives and rookies.

We assign new accounts on an ongoing basis to account managers who are responsible for all contact with a customer. Team leaders are in constant communication with management regarding account manager performance. We perform random audits of each account manager's activity, including reviewing files, recovery comments, and settlement agreements. Each account manager is equipped with a computer terminal and telephone which, at our Phoenix facility, is connected to our predictive dialing system. The predictive dialer forwards calls to the account managers once a connection is made. Similarly, our Hutchinson facility uses a managed dialing system through which account managers can place calls using their computer terminals. The account manager is able to access all of the account's pertinent credit information via several user-friendly, customized screens contained within our computer network.

During initial calls, account managers seek to confirm the debt owed, and the ability and willingness of the customer to pay. Account managers are trained to use a friendly, but firm approach. They attempt to work with customers to evaluate sources and means of repayment to achieve a full or negotiated lump sum settlement or develop payment programs customized to the individual's ability to pay. For example, MCM may extend payments over several months and provide for semi-monthly payments coinciding with a customer's paycheck. In some cases, account managers will advise the customer of alternatives to secure financing to pay off their consumer debt, such as home equity lines of credit or automobile loans. In cases where a payment plan is developed, account managers encourage customers to pay through auto-payment arrangements, which consist of debiting a customer's account automatically on a monthly basis. Account managers are also authorized to negotiate lump sum settlements within preestablished ranges. Management must approve any settlements below these limits. Once a settlement or payment agreement is reached, the account manager monitors the account until it is paid off. To facilitate payments, in addition to auto-payments, MCM accepts a variety of payment methods including checks, the Western Union Quick Collect(R) system, and wire transfers.

If, after the initial effort, an account manager determines that the customer is willing but financially unable to pay his or her debt at that time, we suspend our recovery efforts, typically for 90 days. At the end of this period, a new account manager will again seek to determine the ability and willingness of the customer to pay his or her account. We give these "re-work" account managers greater flexibility in settling accounts for which previous recovery attempts have been made. If the customer is still unable to make payments on the debt owed, recovery efforts are again deferred, typically for 90 days, before further efforts are made to recover on the account. If unsuccessful, this contact typically concludes our recovery efforts. If, during the recovery process, we determine that a customer is able to pay, but unwilling to do so, we refer the account to MCM's legal department for handling. See "Legal Department."

When we have completed the process described above and determined the amount is not recoverable, we place the account in a portfolio with other similar accounts and sell the portfolio to interested third parties. Sales of receivables that have been securitized or that are subject to our warehouse facility are subject to contractual restrictions. We do not expect sales of uncollectible receivables to be significant in the foreseeable future.

Hiring and Training. In recent periods, MCM has pursued an aggressive hiring program. In 1998, we opened a new facility in Phoenix, which can accommodate up to 800 employees including 700 recovery personnel. As of March 31, 1999, MCM had hired 495 employees to work at this facility, of which 430 were recovery personnel.

New account managers at our Phoenix facility undergo a four-week training program. The first week of the program involves classroom training, which features education on MCM's policies and procedures and federal and state laws pertaining to debt recovery and computer training. After classroom training, trainees go through three weeks of hands-on training, engaging in live sessions with customers. These sessions give account managers hands-on experience in a controlled environment. Account managers are trained in

MCM's friendly, but firm approach to the recovery process. They learn how to elicit information from customers about their ability to pay off their receivables. In addition, our account managers learn how to structure immediate pay offs or payment plans, and to follow up with customers who fall behind in their payments to encourage them to rehabilitate their account status.

Skip tracers undergo a similar two-week training program. Skip tracers are specifically trained in locating customers through a variety of internal and external databases and services.

Formal training continues on an ongoing basis. Calls by skip tracers and account managers are randomly monitored to ensure compliance with our policies and procedures, and applicable law. In addition, we provide ongoing seminars on changes in our policies and applicable law.

Technology Platform. To facilitate recovery efforts, MCM has developed an extensive technology platform that includes:

  -     a mainframe computer that can support 1,000 recovery personnel;

  - a wide area network between our Phoenix and Kansas operations to facilitate real-time data sharing and back up and disaster recovery;

  - a sophisticated predictive dialer to enhance productivity at our main Phoenix facility; and

  - software upgrades, including enhancements to address year 2000 readiness.

MCM uses a mainframe computer that has the capacity to service 1,000 recovery personnel. MCM's database includes relevant account information about customers that our account managers need to facilitate their recovery efforts. The database can be updated by account managers in real time while discussing the account with the customer. Updates are backed up to an offsite storage server instantly and daily back ups are completed and stored in a fireproof vault off site. For skip tracing, we use CD-rom stored national databases of information, the Internet, other online resources and our own customized databases. Our skip tracing database server is backed up daily.

Our telephone system provides predictive dialing capabilities at our Phoenix operations and managed dialing capabilities in Hutchinson. Through our predictive dialing system, computerized phone calls are made to customers and, once a connection is made, account information and the phone call is immediately transferred to an appropriate account manager for handling. The managed dialing system allows account managers to place calls using their computer terminals. Our current telephone system has the capacity to accommodate over 4,000 lines for skip tracers and account managers.

LEGAL DEPARTMENT

The legal department manages corporate legal matters, assists with training staff, and pursues legal action against customers. The group consists of two full-time attorneys, two legal managers, two full-time account managers and one full-time support staff person.

The legal department distributes guidelines and procedures for recovery personnel to follow when communicating with a customer or third party during our recovery efforts. The department provides employees with extensive training on the Fair Debt Collection Practices Act ("FDCPA") and other relevant laws. In addition, the legal department researches and provides recovery personnel with summaries of state statutes so that they are aware of applicable time frames and laws when tracing or servicing an account. It meets monthly with the recovery and skip trace departments to provide legal updates and to address any practical issues uncovered in its review of files referred to the department.

The legal department generally handles accounts involving substantial disputes, refusals to pay, and refusals to negotiate. If the account involved is small and the legal account managers are not able to settle the account, we will typically package it for sale with other similar accounts. For larger accounts with customers able but unwilling to pay, the department may pursue a number of courses of action, including appropriate correspondence, follow up phone calls by the department's specially trained account managers and, if necessary, litigation. In some cases, we may pursue a garnishment of wages or other remedies to satisfy a judgment.

In an effort to ensure compliance with the FDCPA and applicable state laws regulating our recovery activities, the legal department supervises our compliance officers, whose sole responsibility is to monitor the recovery personnel. Our compliance officers randomly monitor customer files and telephone conversations with customers. If we discover a possible violation of law or policy, we investigate and take appropriate corrective action.


In several states we must maintain licenses to perform debt recovery services and must satisfy related bonding requirements. We believe that we have satisfied all material licensing and bonding requirements. Certain states in which we operate or may operate in the future impose filing or notice requirements on significant stockholders. For example, Maryland has requested that we advise them of the beneficial holders of 10% or more of the voting securities of the licensee. Other statutes or regulations could require that stockholders who beneficially own a certain percentage of MCM's stock make filings or obtain approvals in applicable states, or could preclude us from performing certain business activities in those states until those licensing requirements have been satisfied.


COMPETITION

The consumer credit recoveries industry is highly competitive. We compete with a wide range of third-party collection companies and other financial services companies, which may have substantially greater personnel and financial resources than we do. In addition, some of our competitors may have signed forward flow contracts under which originating institutions have agreed to transfer charged-off receivables to them in the future, which could restrict those originating institutions from selling receivables to us. Competitive pressures affect the availability and pricing of receivable portfolios, as well as the availability and cost of qualified recovery personnel. We believe our major competitors include companies focused primarily on the purchase of charged-off receivable portfolios, such as Creditrust Corporation, Commercial Financial Services, Inc. and West Capital Corporation. In addition to competition within the industry, traditional recovery agencies and in-house recovery departments remain the primary recovery methods used by issuers. We compete primarily on the basis of the price paid for receivable portfolios, the reliability of funding for our portfolios and the quality of services that we provide.

TRADE SECRETS AND PROPRIETARY INFORMATION

We believe several components of our computer software are proprietary to our business. Although we have neither registered the software as copyrighted software nor attempted to obtain a patent related to the software, we believe that the software is protected as our trade secret. We have taken actions to establish the software as a trade secret, including informing employees that the software is a trade secret and making the underlying software code unavailable except on an as needed basis. In addition, those persons who have access to information we consider proprietary must sign agreements with confidentiality provisions that prevent disclosure of confidential information to third parties.

GOVERNMENT REGULATION

The FDCPA and comparable state statutes establish specific guidelines and procedures which debt collectors must follow when communicating with consumer customers, including the time, place and manner of the communications. It is our policy to comply with the provisions of the FDCPA and comparable state statutes in all of our recovery activities, even though we may not be specifically subject to these laws. Our failure to comply with these laws could have a material adverse effect on us if they apply to some or all of our recovery activities. The relationship between a customer and a credit card issuer is extensively regulated by federal and state consumer protection and related laws and regulations. While we are not a credit card issuer, some of our operations are affected by these laws because our receivables were originated through credit card transactions. Significant federal laws applicable to our business include the following:

  -     Truth-In-Lending Act;

  -     Fair Credit Billing Act;

  -     Equal Credit Opportunity Act;

  -     Fair Credit Reporting Act;

  -     Electronic Funds Transfer Act; and

  -     regulations which relate to these acts.

Additionally, there are comparable statutes in those states in which customers reside or in which the originating institutions are located. State laws may also limit the interest rate and the fees that a credit card issuer may impose on its customers. The laws and regulations applicable to credit card issuers, among other things, impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles, and at year end. Federal law requires, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Customers are entitled under current laws to have payments and credits applied to their credit card accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. If the originating institution fails to comply with applicable statutes, rules, and regulations, it could create claims and rights for the customers that would reduce or eliminate their obligations under their receivables, and have a possible material adverse effect on us. When we acquire receivables, we require the originating institution to contractually indemnify us against losses caused by its failure to comply with applicable statutes, rules, and regulations relating to the receivables before they are sold to us.

The laws described above, among others, may limit our ability to recover amounts owing with respect to the receivables regardless of any act or omission on our part. For example, under the Federal Fair Credit Billing Act, a credit card issuer, but not a merchant card issuer, is subject to all claims other than tort claims and defenses arising out of certain transactions in which a credit card is used. Claims or defenses become subject to the Act, with some exceptions, when the obligor has made a good faith attempt to obtain satisfactory resolution of a disagreement or problem relative to the transaction, the amount of the initial transaction exceeds $50.00, and the place where the initial transaction occurred was in the same state as the customer's billing address or within 100 miles of that address. As a purchaser of credit card receivables, we may acquire receivables subject to legitimate defenses on the part of the customer. The statutes further provide that, in some cases, customers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. We cannot assure you that some of the receivables were not established as a result of unauthorized use of a credit card, and, accordingly, we could not recover the amount of the receivables.

Additional consumer protection laws may be enacted that would impose requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules, or regulations that may be adopted, as well as existing consumer protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to enforce the receivables.

PROPERTIES

We service our portfolios out of two servicing centers. Our main servicing facility is located in Phoenix, Arizona. Designed to accommodate up to 800 employees, at March 31, 1999, the facility housed 495 employees, including 430 recovery personnel. We lease the Phoenix facility, which is approximately 62,000 square feet. The lease is scheduled to expire in 2003. We own our headquarters facility located in

Hutchinson, Kansas. Our headquarters facility is approximately 17,000 square feet and houses the executive offices and recovery operations for approximately 88 employees, including 48 recovery personnel.

EMPLOYEES

As of March 31, 1999, we had 588 full-time employees. Of these employees, there were 8 department heads, 24 department managers, 314 account managers, 164 skip tracers and 73 support clerks and administrative personnel. We maintain health insurance, 401(k), vacation and sick leave programs for our employees. None of our employees are represented by a labor union. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

On July 22, 1998 in the United States District Court for the Southern District of Texas, Houston Division, Varmint Investments Group, LLC and Panagora Partners, LLC filed suit against our subsidiary, Midland Credit Management, Inc. The plaintiffs allege securities fraud, common law fraud, and fraudulent inducement based upon the sale of receivables by Midland Credit Management, Inc. to the plaintiffs in 1997. The plaintiffs seek recovery of the purchase prices for the receivables, or approximately $1.3 million and, in addition, other damages, including exemplary or punitive damages, attorneys' fees, expenses, and court costs. Discovery is ongoing and the trial is set for November 8, 1999. We have denied the allegations and are vigorously defending this suit. We believe that the ultimate resolution of the suit will not have a material adverse effect on our business or our financial condition.

The FDCPA and comparable state statutes may result in class action lawsuits which can be material to our business due to the remedies available under these statutes, including punitive damages. We have not been subject to a class action lawsuit to date.

We are also subject to routine litigation in the ordinary course of business, including contract and recoveries litigation. We do not believe that these routine matters, individually or in the aggregate, are material to our business or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

This table sets forth information concerning each of the executive officers and directors of MCM.


NAME                                   AGE                           POSITION
----                                   ---                           --------
Frank I. Chandler....................  64     Director, President, and Chief Executive Officer
R. Brooks Sherman, Jr. ..............  33     Executive Vice President and Chief Financial Officer
John A. Chandler.....................  37     Senior Vice President, Marketing
Bradley E. Hochstein.................  39     Senior Vice President, Recovery
Gregory G. Meredith..................  37     Senior Vice President, General Counsel, and Secretary
Todd B. Miller.......................  35     Senior Vice President, Human Resources
Gary D. Patton.......................  44     Senior Vice President, Information Systems
Ronald W. Bretches...................  42     Vice President and Controller
Eric D. Kogan........................  35     Chairman of the Board of Directors
Peter W. May.........................  56     Director
James D. Packer......................  31     Director
Nelson Peltz.........................  57     Director
Robert M. Whyte......................  55     Director
John Willinge........................  32     Director


Frank I. Chandler, Director, President and Chief Executive Officer. Mr. Chandler has been the President and Chief Executive Officer of MCM since 1992 and a director since 1990. Prior to MCM, from 1987 to 1990, Mr. Chandler was President of Kids International, a children's storybook and video producing company. From 1982 to 1987, he worked as an investment broker with A.G. Edwards & Sons. For the thirteen years between 1970 and 1982, he served in management, strategic product planning and price management positions at the Hesston Corporation, a worldwide manufacturer of farm and oil production equipment. Mr. Chandler received a Bachelor's Degree in Business from the University of Southern Mississippi. Mr. Chandler is the father of John Chandler, Senior Vice President, Marketing.

R. Brooks Sherman, Jr., Executive Vice President and Chief Financial Officer. Mr. Sherman joined MCM in June 1999 as Executive Vice President and Chief Financial Officer. From November 1997 until joining MCM, Mr. Sherman served as Vice President, Chief Financial Officer of National Propane Corporation, the managing general partner of National Propane Partners, L.P., a publicly-traded propane retailer, and prior thereto served as its Controller and Chief Accounting Officer after joining the managing general partner in November 1996. From August 1995 to November 1996, he served as Chief Financial Officer of Berthel Fisher & Company Leasing, Inc., the general partner of two publicly-owned equipment leasing limited partnerships. From October 1990 to August 1995, Mr. Sherman served in various audit capacities with Ernst & Young, LLP, lastly as an Audit Manager. Mr. Sherman received a Bachelor of Science degree in Accounting from Southwest Missouri State University and is a Certified Public Accountant.

John A. Chandler, Senior Vice President/Marketing. Mr. Chandler joined MCM in 1992 as Vice President of Finance and Accounting and was named Senior Vice President of Marketing in November 1998. Prior to joining MCM, Mr. Chandler was the Sales Manager of a four-state region for North River Homes, a manufactured housing concern based out of Atlanta, Georgia, from 1989 to 1992. From 1984 through 1989, he served in various marketing capacities for the Maytag Company. Mr. Chandler received a Bachelor of Science degree in Marketing from Kansas State University. Mr. Chandler is the son of Frank Chandler, President and Chief Executive Officer.

Bradley E. Hochstein, Senior Vice President/Recovery. Mr. Hochstein joined MCM as a junior account manager in 1982 and progressed to senior account manager, and then recovery supervisor with both MCM and later The National Bureau of Collections in Oklahoma City. In 1986, he returned to MCM as the Recovery Manager and was named Vice President of Recoveries in 1992. Mr. Hochstein was named Senior Vice President of Recoveries in November 1998 and his current responsibilities include overseeing the recovery, training, recruiting and skiptracing efforts. In addition, he is actively involved in the acquisition of new portfolios. Mr. Hochstein attended Northeast Community College in Norfolk, Nebraska.

Gregory G. Meredith, Senior Vice President, General Counsel, and Secretary. Mr. Meredith joined MCM in 1995 as Vice President and General Counsel and was named Senior Vice President in November 1998. Prior to joining MCM, Mr. Meredith was in private general practice with the law firm of Reynolds, Forker, Berkeley, Suter, Rose and Dower in Hutchinson, Kansas from September 1993 through early 1995, and from 1988 to September 1993, with another firm, during which time he gained extensive recovery experience working with numerous banks and private companies, including MCM. Mr. Meredith graduated from Pittsburg State University and received his Juris Doctorate Degree with Honors from Washburn University.

Todd B. Miller, Senior Vice President/Human Resources. Mr. Miller joined MCM in 1992 as Vice President of Personnel and became Senior Vice President/Human Resources in November 1998. Prior to joining MCM, he was a Sales Representative for Russ Berrie & Company, a gift distributor, from 1988 through 1992. From 1986 through 1988 he worked for Bank IV, based in Wichita, Kansas in their trust department as a Securities Investment Assistant and a Directed Business Coordinator. Mr. Miller received a Bachelor of Business Administration degree in Management from Wichita State University.

Gary D. Patton, Senior Vice President/Information Systems. Mr. Patton joined MCM in 1988 as the Management Information Systems ("MIS") Manager, was named Vice President of Information Systems in 1992 and was named Senior Vice President of Information Systems in November 1998. He has been responsible for the design and implementation of MCM's proprietary systems. Mr. Patton has extensive software and hardware training as well as sixteen years of professional experience in the banking, insurance, and recovery industries. He has specialized in designing proprietary programming for operations and management. His prior positions include head of MIS at Consolidated Farmers Mutual Insurance and programmer for Statdata & Associates. Mr. Patton attended Ardmore Higher Education Center, an institution affiliated with Oklahoma University and Murray State College.

Ronald W. Bretches, Vice President and Controller. Mr. Bretches has served as Vice President and Controller since June 1999 and has been an officer since joining MCM in May 1998. From 1997 to 1998, Mr. Bretches was Managing Vice President of Allen, Gibbs, Houlik L.L.C., a public accounting firm. From 1993 to 1996, he was a tax and finance consultant, and was involved in the initial public offering of a manufacturing company, the financial management, reporting and accounting for a $50 million real estate development company, and numerous project assignments in accounting, debt structuring and negotiations. From 1985 to 1993, Mr. Bretches was the Chief Financial Officer of a private investment group and from 1979 to 1985 was an accountant with Peat, Marwick, Mitchell & Co. Mr. Bretches received a Bachelor of Science degree in Business with a major in accounting from Emporia State University in Kansas and is a Certified Public Accountant.

Eric D. Kogan, Chairman of the Board of Directors. Mr. Kogan has served since March 1998 as Executive Vice President, Corporate Development for Triarc Companies, Inc. ("Triarc"), a consumer products company. Prior thereto, Mr. Kogan had been Senior Vice President, Corporate Development from March 1995 to March 1998 and Vice President Corporate Development from April 1993 to March 1995. Before joining Triarc, Mr. Kogan was a Vice President of Trian Group, L.P. from September 1991 to April 1993 and an associate in the mergers and acquisitions group of Farley Industries, an industrial holding company, from 1989 to August 1991. From 1985 to 1987, Mr. Kogan was an analyst in the mergers and acquisitions department of Oppenheimer & Co. Mr. Kogan received his undergraduate degree from the Wharton School of the University of Pennsylvania, and an MBA from the University of Chicago. Mr. Kogan has served as a director of MCM since February 1998.


Peter W. May, Director. Mr. May has served since April 1993 as a director and the President and Chief Operating Officer of Triarc. Prior to 1993, Mr. May was President and Chief Operating Officer of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. May has also been a director of National Propane Corporation, the managing general partner of National Propane Partners, L.P., since April 1993, and a director of Ascent Entertainment Group, Inc. since June 1999. Mr. May holds BA and MBA degrees from the University of Chicago and is a Certified Public Accountant. Mr. May has served as a director of MCM since February 1998.


James D. Packer, Director. Mr. Packer has served since 1998 as the Managing Director of Consolidated Press Holdings Limited ("CPH"), the private holding company of the Packer family of Australia. In May 1998, Mr. Packer also became Executive Chairman of Publishing and Broadcasting Limited, having previously served as its Chief Executive Officer since 1996. Prior to that time, Mr. Packer held numerous positions at affiliates of CPH and Publishing and Broadcasting Limited. Mr. Packer is also a director of Australian Consolidated Press Limited, Nine Network Australia Limited and the Huntsman Petrochemical Corporation. Mr. Packer holds a Higher School certificate from Cranbrook. Mr. Packer has served as a director of MCM since February 1998.

Nelson Peltz, Director. Mr. Peltz has served since April 1993 as a director and the Chairman and Chief Executive Officer of Triarc. Prior to 1993, Mr. Peltz was Chairman and Chief Executive Officer of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. Peltz has also been a director of National Propane Corporation, the managing general partner of National Propane Partners, L.P., since April 1993. Mr. Peltz attended the University of Pennsylvania, Wharton School. Mr. Peltz has served as a director of MCM since February 1998.

Robert M. Whyte, Director. Mr. Whyte has served since 1986 as an investment banker with Audant Investments Pty. Limited, most recently in the capacity of Executive Chairman. Since 1997, Mr. Whyte has been a director of Publishing and Broadcasting Limited, and also serves on the boards of various other companies. From 1992 to 1997, Mr. Whyte held non-executive directorships of Advance Bank Australia Limited and The Ten Group Limited. Mr. Whyte holds a Bachelor's degree from the University of Sydney. Mr. Whyte has served as a director of MCM since February 1998.

John Willinge, Director. Mr. Willinge has served since January 1998 as an Executive Director of CPH. Prior to joining CPH, Mr. Willinge held various management positions in the mining and oil and gas industries. He later worked in the merchant banking group of Rothschild Australia Limited and the investment banking division of Goldman Sachs & Co. Mr. Willinge holds a Bachelor of Applied Science degree in mining engineering from the West Australian School of Mines, a Bachelor of Commerce degree in accounting and finance from the University of Western Australia, and a Masters in Business Administration from Harvard Business School. Mr. Willinge has served as a director of MCM since February 1998.

In connection with the purchase of shares from MCM's existing stockholders in February 1998, MCM Holding Company LLC ("MHC"), C.P. International Investments Limited ("CP"), Frank Chandler and his family limited partnership and the other stockholders of MCM entered into a stockholders' agreement. Among other things, the stockholders' agreement provided that MCM would have seven directors, three to be designated by MHC, three to be designated by CP, and one to be designated by Mr. Chandler. Under this agreement, the Chandler director is Mr. Chandler; the directors designated by MHC are Nelson Peltz, Peter W. May, and Eric D. Kogan; and the directors designated by CP are James D. Packer, Robert M. Whyte, and John Willinge. Each stockholder party to the agreement agreed to vote his stock for the designated directors. Upon the closing of the offering described in this prospectus, the stockholders' agreement terminates. See "Certain Transactions."

Each of Messrs. Peltz, May and Kogan and Triarc own, directly or indirectly, interests in MHC. CP is indirectly owned by CPH.

MCM's officers are elected annually by, and serve at the discretion of, the board of directors. At each annual meeting of stockholders, directors are elected to serve until the next annual meeting of stockholders, until their successors have been elected and qualified or until retirement, resignation or removal.

COMPENSATION OF DIRECTORS

  Board of Directors' Meetings, Audit, Compensation, and Nominating Committees.

Our board of directors maintains a standing Audit Committee, Compensation Committee, and Nominating Committee. Directors currently receive no annual retainer fees or fees for attendance at board or committee meetings. Directors are, however, reimbursed for their out-of-pocket expenses incurred in attending board or committee meetings.

The Audit Committee is responsible for recommending to the full board of directors the appointment of our independent accountants and reviews with those accountants the scope of their audit and their report. The Audit Committee also reviews and evaluates our accounting principles and system of internal accounting controls. The Audit Committee consists of Messrs. Kogan and Whyte.

The Compensation Committee acts on matters relating to the compensation of directors, senior management, and key employees, including the granting of stock options. The Compensation Committee consists of Messrs. Kogan, May and Willinge.

The Nominating Committee is responsible for making recommendations to the full board of directors with respect to director nominees. The Nominating Committee consists of Messrs. Peltz and Packer.

EXECUTIVE COMPENSATION

This table sets forth the compensation earned by our Chief Executive Officer and other executive officers whose compensation exceeded $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                                        -----------------------------------
                                                                                ALL OTHER
         NAME AND PRINCIPAL POSITION            YEAR     SALARY      BONUS     COMPENSATION
         ---------------------------            ----    --------    -------    ------------
Frank Chandler................................  1998    $190,417    $25,000       $2,560(1)
President and Chief
Executive Officer
Bradley E. Hochstein..........................  1998     116,458     20,000          352(2)
Senior Vice President
Recovery
John Chandler.................................  1998      90,763     10,000        1,864(3)
Senior Vice President
Marketing

---------------------------

(1) Includes $2,500 of 401(k) plan matching contributions and $60 of term life insurance premiums paid by MCM.

(2) Includes $291 of 401(k) plan matching contributions and $60 of term life insurance premiums paid by MCM.

(3) Includes $1,815 of 401(k) plan matching contributions and $49 of term life insurance premiums paid by MCM.

EMPLOYMENT AGREEMENTS

Frank Chandler, MCM's President and Chief Executive Officer, works under an employment agreement that expires on February 13, 2001. The term of the agreement will be automatically extended for one-year terms unless otherwise terminated by either party. Mr. Chandler's agreement provides for a base salary of $200,000 per year, subject to increase if specific operating revenue targets are met. Mr. Chandler is eligible for an annual cash incentive bonus based on our annual cash incentive program. The agreement provides that Mr. Chandler is entitled to the continued use of a company automobile and certain other benefits. The agreement also contains confidentiality and noncompete covenants. If MCM terminates Mr. Chandler without cause, he would receive a severance package that would include one year's salary and a pro rata portion of his annual bonus.

Bradley Hochstein works under an employment agreement that expires on February 13, 2000. The term of the agreement will be automatically extended for one-year terms unless otherwise terminated by MCM or Mr. Hochstein. The agreement provides for a base salary of $100,000 per year and a $20,000 bonus payable in two installments in March and June of 1998. Mr. Hochstein is also eligible for an incentive bonus based on our annual cash incentive program. The agreement also contains confidentiality and noncompete covenants. If MCM terminates Mr. Hochstein without cause, he would receive a severance package that would include one year's salary and a pro rata portion of his annual bonus.

John Chandler works under an employment agreement that expires on February 13, 2000. The term of the agreement will be automatically extended for one-year terms unless otherwise terminated by MCM or Mr. Chandler. The agreement provides for a base salary of $90,000 per year. Mr. Chandler is eligible for an incentive bonus based on our annual cash incentive program. The agreement also contains confidentiality and noncompete covenants. If MCM terminates Mr. Chandler without cause, he would receive a severance package that would include one year's salary and a pro rata portion of his annual bonus.

On June 9, 1999, MCM hired R. Brooks Sherman, Jr. as its Executive Vice President and Chief Financial Officer. Mr. Sherman works under an employment agreement that expires June 9, 2000. The term of the agreement will be automatically extended for one-year terms unless otherwise terminated by MCM or Mr. Sherman. The agreement provides for a base salary of $125,000 per year and a $25,000 starting bonus. Mr. Sherman is also eligible for annual incentive cash bonuses based on MCM's and/or Mr. Sherman's performance assessed each year relative to objectives agreed to in advance between Mr. Sherman and the board of directors. The agreement also contains confidentiality and noncompete covenants. If Mr. Sherman's employment is terminated for any reason other than for cause or in the event of his death, disability or resignation, or if MCM gives notice that it does not wish to extend the term of Mr. Sherman's employment agreement for any additional period, he would receive a severance package that would include 18 months' salary and a pro rata portion of his annual bonus. Mr. Sherman would receive the same payments if, within 12 months following a change in control of MCM, there is a material alteration of Mr. Sherman's duties, authority, title or compensation or he is relocated outside of Phoenix, Arizona without his consent. In connection with his employment, Mr. Sherman will be granted options to purchase up to 50,000 shares of MCM common stock under the MCM 1999 Equity Participation Plan described below.


Officer bonuses under our annual cash incentive plan are computed using a sliding scale based upon MCM achieving targeted operating measures as defined under the plan. For example, if MCM achieves 100% of its targeted operating measures during the 1999 fiscal year, bonuses of approximately $0.6 million would be paid; with the maximum aggregate bonus payout being approximately $1.2 million. Although discretionary bonuses were paid to officers in 1998, no bonuses were paid under the annual cash incentive plan.


COMPENSATION UNDER PLANS

  1999 Equity Participation Plan

The MCM 1999 Equity Participation Plan will become effective at the closing of this offering. We believe that the Plan will promote our success and enhance our value by linking the personal interests of participants to those of our stockholders and providing an incentive for outstanding performance.

Under the Plan, we may grant nonqualified stock options to our officers, directors, employees and key consultants. The Plan will be administered by the board of directors or by a committee consisting of at least two nonemployee directors. The board or that committee will have authority to administer the Plan, including the power to determine eligibility, the types and sizes of options, the price and timing of options, and any vesting, including acceleration of vesting, of options.

An aggregate of 250,000 shares of our common stock will be available for grant under the Plan, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to our shares of common stock. Under the Plan, the maximum number of shares of common stock that may be granted to any employee during any fiscal year is 125,000.

The board may terminate or amend the Plan to the extent stockholder approval is not required by law. Termination or amendment will not adversely affect options previously granted under the Plan.

  401(k) Plan

Under our 401(k) plan, adopted January 1995, as revised January 1998, eligible employees may direct that we withhold a portion of their compensation, up to a legally established maximum, and contribute it to their account. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan's trustee. The 401(k) plan permits participants to direct the investment of their account balances among mutual or investment funds available under the plan. We may provide a matching contribution up to 25% of a participant's contributions under the plan. Amounts contributed to participants' accounts under the 401(k) plan and any accrued earnings or interest on the accounts are generally not subject to federal income tax until distributed to the participant and generally may not be withdrawn until death, retirement or termination of employment.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are obligated in some situations, under our Certificate of Incorporation and Bylaws to indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We must indemnify our directors and officers with respect to all expenses, liability and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by us if it is ultimately determined that the indemnified party is not entitled to indemnification. See "Description of Capital
Stock -- Limitations on Liability of Officers and Directors." MCM also maintains customary insurance covering directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 1998, MCM's board of directors or Frank Chandler, our President and Chief Executive Officer, made all compensation decisions relating to MCM officers and employees. The board of directors recently established a Compensation Committee, which consists of Messrs. Kogan, May and Willinge. Prior to February 1998, the board consisted of Mr. Chandler and Orvin Miller, who was then a stockholder, the Chairman of the Board and Secretary of MCM. In February 1998, Mr. Miller sold all of his MCM stock and resigned from the board and his offices with MCM.

                       PRINCIPAL AND SELLING STOCKHOLDERS

This table sets forth information regarding the beneficial ownership of common stock by:

  - each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

  -     each of our directors and named executive officers; and

  -     all of our directors and executive officers as a group.

The table also describes the shares being offered and shares beneficially owned after the offering by selling stockholders.

Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned, and the address of each of the listed stockholders is 500 West First Street, Hutchinson, KS 67501. We describe material relationships between the selling stockholders and us below under "Certain Transactions." As of June 14, 1999, MCM had ten stockholders of record.


                                          SHARES BENEFICIALLY OWNED              SHARES BENEFICIALLY OWNED
                                            PRIOR TO THE OFFERING      SHARES        AFTER THE OFFERING
                                          --------------------------    BEING    --------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER        NUMBER       PERCENTAGE    OFFERED     NUMBER     PERCENTAGE(1)
------------------------------------      -----------   ------------   -------   ----------   -------------
MCM Holding Company LLC(2)..............   1,729,396        35.0%      833,334      896,062         10.8%
  280 Park Avenue, 41st Floor
  New York, NY 10017
C.P. International Investments
  Limited(3)(4).........................   1,729,396        35.0%      833,333      896,063         10.8%
  2nd Floor, Block A
  Russel Court Street
  Stephen's Green,
  Dublin, Ireland
Frank Chandler(5).......................   1,000,579        20.3%           --    1,000,579         12.1%
Madison West Associates Corp.(2)........     603,787        12.2%      290,945      312,842          3.8%
  280 Park Avenue
  New York, NY 10017
Peter Stewart Nigel Frazer(4)...........     345,879         7.0%      166,667      179,212          2.2%
  Zetland Plantation
  Nevis, West Indies
Bradley Hochstein.......................      61,764         1.3%           --       61,764            *
John Chandler(5)........................      98,823         2.0%           --       98,823          1.2%
Eric D. Kogan(2)........................      98,823         2.0%       47,619       51,204            *
Peter W. May(2).........................     290,654         5.9%      140,056      150,598          1.8%
James D. Packer(3)......................          --          --            --           --           --
Nelson Peltz(2).........................     581,310        11.8%      280,112      301,198          3.6%
Robert M. Whyte(6)......................          --          --            --           --           --
John Willinge...........................          --          --            --           --           --
All directors and officers as a group
  (13 persons)(7).......................   2,387,242        48.3%      467,787    1,919,455         23.1%


---------------------------

 *  Less than one percent.


(1) Assumes no exercise of the underwriters' over-allotment option. If the underwriters fully exercise the over-allotment option, then the percentage ownership would be as follows: MCM Holding Company LLC (9.9%); C.P. International Investments Limited (9.9%); Mr. Frank Chandler (11.1%); Madison West Associates Corp. (3.5%); Mr. Frazer (2.0%); Mr. Hochstein (0.7%); Mr. John Chandler (1.1%); Mr. Kogan (0.6%); Mr. May (1.7%); Mr.
    Packer (0.0%); Mr. Peltz (3.3%); Mr. Whyte (0.0%); Mr. Willinge (0.0%); and all directors and offices as a group (21.2%).

(2) MCM Holding Company LLC ("MHC") is the record owner of the listed shares. Immediately following the offering, MHC will distribute the shares to its members. Members who will receive in excess of 5% of our common stock and members who are our directors are listed separately in this table and include Madison West Associates Corp. (a wholly-owned subsidiary of Triarc), Nelson Peltz and Peter W. May, each through family trusts, and Eric D. Kogan. Prior to the distribution, these persons may be deemed to be the beneficial owner of the aggregate number of shares held by MHC and to share voting and investment power with respect to the shares.

(3) C.P. International Investments Limited is owned through a series of subsidiaries by Consolidated Press International Holdings Limited. Kerry F.B. Packer and his family directly or indirectly beneficially own Consolidated Press International Holdings Limited. Mr. James D. Packer, a director of MCM, is the son of Mr. Kerry F.B. Packer. Mr. James D. Packer has no voting or investment power over the shares.

(4) Includes 345,879 shares owned by C.P. International Investments Limited as nominee of Peter Stewart Nigel Frazer. Mr. Frazer has granted voting and investment power over his shares to C.P. International Investments Limited, to be exercised in the same manner and to the same proportionate extent as applies to shares beneficially owned by C.P. International Investments Limited. Mr. Frazer is the father-in-law of Mr. Robert M. Whyte, a director of MCM. Mr. Whyte does not have voting or investment power over the shares.

(5) Frank Chandler holds 12,353 shares directly and 988,226 shares through the Chandler Family Limited Partnership. Mr. Chandler is the sole general partner of the partnership and has sole investment and voting power over the shares held by it. John Chandler, Mr. Chandler's son, is a limited partner of the partnership, but has no investment or voting power over the shares held by the partnership, and therefore none of those shares are included in John Chandler's holdings.

(6) See note (4) above.

(7) See notes (2) and (4), above. This amount does not include the aggregate amount of shares held by MCM Holding Company LLC. Includes options to purchase 32,941 shares exercisable within 60 days.

                              CERTAIN TRANSACTIONS

STOCKHOLDERS' AGREEMENTS

In connection with the purchase of shares from MCM's existing stockholders in February 1998, MCM and its stockholders, including MHC, CP and Frank Chandler and his family limited partnership, entered into two separate agreements. The agreements contained restrictions and requirements relating to the transfer of shares by the stockholders and various rights among MCM and the stockholders to buy one another's shares in specified instances, provided for the election of directors designated by certain stockholders, provided for other corporate governance procedures, and required that we indemnify our directors and obtain director insurance. The two agreements will terminate in accordance with their terms upon the closing of this offering. Under a new agreement, MHC and CP have agreed that, if either of them sells shares, under certain circumstances, the other will have the right to join in the sale. In addition, MCM has granted demand and piggyback registration rights in favor of MHC and CP and their transferees to facilitate resale of their shares of MCM common stock pursuant to a registration rights agreement.

RELATIONSHIP WITH NATIONSBANK, N.A.

We have entered into a facility with NationsBank, N.A. for a revolving line of credit of up to $15 million that expires July 15, 1999. Some of MCM's directors, stockholders and affiliates have guaranteed the Nationsbank facility, including Messrs. May, Chandler, Peltz and Kogan, directors of MCM, the Chandler Family Limited Partnership, a stockholder, Triarc Companies, Inc., an affiliate of MCM Holding Company LLC, a stockholder, and Consolidated Press Holdings Limited, an affiliate of C.P. International Investments, a stockholder, and Peter Stewart Nigel Frazer, who holds a beneficial interest in shares of MCM common stock. We expect to repay this facility with the proceeds of this offering and to have the related guarantees released.

OTHER RELATIONSHIPS WITH FINANCING INSTITUTIONS

We entered into a $28 million line of credit in 1998 with Nomura Asset Capital Corporation. The line of credit was guaranteed up to $1 million by Messrs. Chandler, Peltz and May, directors of MCM, and Triarc, an affiliate of MCM Holding Company LLC, a stockholder. This line of credit was repaid in full in 1998 and these guarantees were released.

In addition, we maintain loans with the Bank of Kansas that have been guaranteed by Mr. Chandler. We expect to repay all outstanding amounts, approximately $0.4 million, with the proceeds of this offering and to have the related guarantee released.

LOAN FROM CHIEF EXECUTIVE OFFICER

MCM borrowed $200,000 from Mr. Chandler, MCM's Chief Executive Officer, in 1992. MCM repaid this loan in full in February 1998.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue 50,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value. Upon completion of the offering, we will have 8,274,464 shares of common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock is qualified in its entirety by reference to our Certificate of Incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Of the total shares of common stock authorized, 348,823 shares of common stock are reserved for issuance to fulfill future grants under an employee stock incentive plan and obligations under currently outstanding options outside of the plan. See
"Management -- Compensation Under Plans."

COMMON STOCK

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. We do not intend to declare or pay any dividends on our shares of common stock in the near future. See "Dividend Policy." Our Certificate of Incorporation gives the holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. All outstanding shares of common stock are, and the shares offered hereby will be, when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

The board of directors may, without further action of MCM's stockholders, issue shares of preferred stock in one or more series and fix or alter the rights or preferences thereof, including the voting rights, redemption provisions, including sinking fund provisions, dividend rights, dividend rates, liquidation preferences, conversion rights, and any other rights, preferences, privileges, and restrictions of any wholly unissued series of preferred stock. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. No shares of preferred stock are outstanding, and we have no present plans to issue any preferred stock shares. The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring, or preventing a change in our control or other corporate action.

OPTIONS

In May 1998 we granted an option to one of our senior executives, to purchase 98,823 shares of common stock at an exercise price of $3.04 per share. The options vest as follows: 32,941 on May 18, 1999; 32,941 on May 18, 2000; and 32,941 on May 18, 2001. His options generally expire on May 18, 2008 and are subject to customary anti-dilution adjustments upon dividends and distributions on the common stock, subdivisions or reclassifications of common stock, and combinations of common stock.

The MCM 1999 Equity Participation Plan will become effective at the closing of this offering. A total of 250,000 authorized shares of common stock are reserved for issuance under that plan. Under this plan we may grant nonqualified stock options to our officers, directors employees and key consultants. No awards have been granted under this plan or are contemplated except as described below.

At the closing of this offering, we will grant to R. Brooks Sherman, Jr., our Executive Vice President and Chief Financial Officer, an option to purchase 25,000 shares of common stock at the price offered to the public in this offering. Within 30 days following the closing of this offering, we will grant to Mr. Sherman an option to purchase an additional 25,000 shares of common stock at a price equal to the fair market value on the date of grant. These options will be granted under the Equity Participation Plan. Subject to continued employment, the options will vest in one-third increments on the first, second and third anniversaries of the dates of grant and will expire 10 years after the dates of grant or earlier in certain circumstances. The options are subject to customary anti-dilution adjustments upon dividends and distributions on the common stock, subdivisions or reclassifications of common stock, and combinations of common stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

        - any breach of the director's duty of loyalty to us or our stockholders;

        - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        - payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or

        - any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and Bylaws also provide for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, including some instances in which indemnification is otherwise discretionary under the law. See "Management -- Indemnification of Directors and Officers." We believe that these provisions are essential to attracting and retaining qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

RESTRICTIVE PROVISIONS OF OUR BYLAWS AND CERTIFICATE OF INCORPORATION

Our Certificate of Incorporation precludes an interested stockholder, generally a holder of 15% of MCM's common stock, from engaging in a merger, asset sale or other business combination with MCM for a period of 3 years after the date of the transaction in which the person became an interested stockholder, unless one of the following occurs:

        - prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

        - the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

        - the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

In general, MCM's current major stockholders and their affiliates and transferees are excepted from these limitations.

Our Bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. In addition, the Bylaws provide that we will hold a special meeting of stockholders only if three of our directors or the President or the Chairman of the board of directors calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of MCM, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

Our Certificate of Incorporation provides that it will require the vote of the holders of at least two-thirds of the shares entitled to vote in the election of directors to remove a director, with or without cause. In addition, stockholders can amend or repeal our bylaws only with the vote of the holders of at least two-thirds of our outstanding common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer and Trust.

                        SHARES ELIGIBLE FOR FUTURE SALE

MCM will have 8,274,464 shares of common stock outstanding after the offering, or 9,024,464 shares if the underwriters' overallotment is exercised in full. Of those shares, the 5,000,000 shares of common stock sold in the offering, 5,750,000 shares if the underwriters' over-allotment option is exercised in full, will be freely transferable without restriction, unless purchased by persons deemed to be our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 3,274,464 shares of common stock to be outstanding immediately following the offering are "restricted" which means they were originally sold in certain types of offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 promulgated under the Securities Act. In general, under Rule 144 a person or persons whose shares are aggregated including an affiliate, who has beneficially owned the shares for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

  - 1% of the then outstanding shares of our common stock, which would be approximately 82,745 shares immediately after the offering; or

  - the average weekly trading volume in the common stock on the Nasdaq during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to limitations on the manner of sale, notice requirements, and the availability of our current public information. A person who is deemed not to have been our affiliate at any time during the three months preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements, or the availability of current information we refer to above. Under Rule 144, all of the restricted shares may be sold 90 days after the closing of the offering. After restricted shares are properly sold in reliance upon Rule 144, they will be freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by one of our affiliates.

We have reserved an aggregate of 250,000 shares of common stock for issuance under the MCM 1999 Equity Participation Plan and have granted an executive officer an option to purchase 98,823 shares of common stock apart from that plan. We intend to register the shares subject to the plan and the option on a Form S-8 Registration Statement following the offering. Shares of common stock issued under the plan or the executive officer's option agreement after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of MCM, and by affiliates under Rule 144.

The holders of the 3,274,464 shares of common stock outstanding not being sold in the offering have agreed to a 180-day "lock-up" with respect to these shares. This generally means they cannot sell these shares during the 180 days following the date of this prospectus. See "Underwriting" for additional details. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144.

No trading market for the common stock existed prior to the offering. No prediction can be made as to the effect, if any, that future sales of shares under Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of common stock into the public market following the offering, or the perception that these sales could occur, could adversely affect the then prevailing market price.

We have granted MHC and CP and their transferees demand and piggyback registration rights with respect to their shares of our common stock.

                                  UNDERWRITING

MCM and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
CIBC World Markets Corp. ...................................
U.S. Bancorp Piper Jaffray Inc. ............................

                                                                 ---------
     Total..................................................     5,000,000
                                                                 =========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 1999, against
payment in immediately available funds. The representatives have advised MCM and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at the initial offering price less a
concession of $     per share. The underwriters may also allow, and the dealers
may reallow, a concession not in excess of $     per share to certain other
dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

MCM has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 750,000 additional shares from MCM to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be
$          million and the total proceeds to MCM will be $          million. The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by MCM and the selling stockholders:

                                               TOTAL WITHOUT EXERCISE OF   TOTAL WITH FULL EXERCISE OF
                                   PER SHARE     OVER-ALLOTMENT OPTION        OVER-ALLOTMENT OPTION
                                   ---------   -------------------------   ---------------------------
MCM..............................  $                  $                            $
Selling stockholders.............  $                  $                            $
                                                      ----------                   ----------
     Total..................................          $                            $

MCM estimates that the total offering expenses of MCM and the selling stockholders, excluding the underwriting discount, will be approximately $700,000, all of which will be paid by MCM.

MCM and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

MCM, our officers, directors and stockholders have agreed to a 180-day "lock up" with respect to 3,274,464 shares of common stock and certain other MCM securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, MCM and these persons may not offer, sell, pledge or otherwise dispose of these MCM securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed MCM that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

From time to time, CIBC World Markets Corp. provides financial advisory services to MCM for which it receives customary compensation.

There is no established trading market for the shares. The offering price for the shares will be determined by MCM and the representatives, based on the following factors:

  -     prevailing market and general economic conditions;

  - the market capitalizations, trading histories and states of development of other traded companies that MCM and the representatives believe to be comparable to MCM;

  -     MCM's results of operations in recent periods;

  -     MCM's current financial position;

  -     estimates of MCM's business potential;

  -     the present state of MCM's development; and

  - the availability for sale in the market of a significant number of shares of common stock.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing the shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither MCM nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the shares of common stock is being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Gibson, Dunn, & Crutcher LLP, New York, New York is acting as counsel for the underwriters.

                                    EXPERTS

The consolidated financial statements of MCM Capital Group, Inc. at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on this report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby with the Securities and Exchange Commission. Please see the registration statement and the exhibits and schedules filed as part of the registration statement for further information about us and our common stock. A copy of the registration statement, including the exhibits and schedules thereto, and any other documents we file may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the registration statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees. Information about the operation of the Public Reference Section may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings with the Commission are available to the public at that site which is http://www.sec.gov.

Prior to filing the registration statement of which this prospectus is a part, we were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Upon effectiveness of the registration statement, we will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the Commission. Periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and other regional offices we refer to above. We intend to register the securities offered by the registration statement under the Exchange Act simultaneously with the effectiveness of the registration statement and to furnish our stockholders with annual reports containing financial statements examined and reported on by our independent public accountants, and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

             YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 (AUDITED) THREE MONTHS ENDED MARCH 31, 1998 AND 1999 (UNAUDITED)

Report of Independent Auditors..............................  F-2
Financial Statements
Consolidated Statements of Financial Condition..............  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders


MCM Capital Group, Inc.



We have audited the accompanying consolidated statements of financial condition of MCM Capital Group, Inc. (formerly Midland Corporation of Kansas) and its subsidiaries (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MCM Capital Group, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                 /s/ ERNST & YOUNG LLP


                                          --------------------------------------

                                                    Ernst & Young LLP



Kansas City, Missouri


April 29, 1999, except for


  Note 13 as to which the date


  is June 25, 1999

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                               DECEMBER 31           MARCH 31
                                                        -------------------------   -----------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
                                                                                    (UNAUDITED)
ASSETS
Cash..................................................  $   476,749   $ 4,657,822   $ 2,244,102
Investment in receivable portfolios (Note 2)..........   15,410,835     2,052,421     6,473,562
Retained interest in securitized receivables (Note
  3)..................................................           --    23,985,898    25,402,808
Property and equipment, net (Notes 4 and 5)...........    1,008,547     3,852,287     4,510,829
Other assets..........................................       67,434       279,777     1,663,083
                                                        -----------   -----------   -----------
Total assets..........................................  $16,963,565   $34,828,205   $40,294,384
                                                        ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities..............  $   429,290   $ 1,607,808   $ 1,229,167
Servicing liability (Note 3)..........................           --     3,607,476     2,964,665
Notes payable and other borrowings (Note 5)...........   14,774,468     7,005,302    14,980,265
Capital lease obligations.............................           --       505,844       489,806
Put warrants (Note 9).................................      206,000            --            --
Deferred income tax liability (Note 6)................           --     8,179,926     7,593,469
                                                        -----------   -----------   -----------
Total liabilities.....................................   15,409,758    20,906,356    27,257,372
Redeemable common stock (Note 12).....................           --            --            --
Commitments and contingencies (Note 10)...............           --            --            --
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
  authorized (Note 13)................................           --            --            --
  Common stock, no par value in 1997; $.01 par value
  in 1998 and 1999, 50,000,000 shares authorized,
  4,941,131 shares issued and outstanding (Note 13)...           --        49,411        49,411
  Additional paid-in capital..........................      200,000        80,589        80,589
  Accumulated other comprehensive income (Note 3).....           --     4,882,883     4,822,454
  Retained earnings...................................    1,353,807     8,908,966     8,084,558
                                                        -----------   -----------   -----------
Total stockholders' equity............................    1,553,807    13,921,849    13,037,012
                                                        -----------   -----------   -----------
Total liabilities and stockholders' equity............  $16,963,565   $34,828,205   $40,294,384
                                                        ===========   ===========   ===========


See accompanying notes.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31                   MARCH 31
                                     -------------------------------------   ------------------------
                                        1996         1997         1998          1998         1999
                                     ----------   ----------   -----------   ----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Income from receivable
     portfolios....................  $2,387,184   $3,200,492   $15,951,540   $3,046,870   $   569,308
  Income from retained interest....          --           --            --           --     1,659,606
  Gain on sales of receivable
     portfolios (Note 3)...........     994,884    2,013,660    10,818,135      169,329            --
  Servicing fees and related
     income........................          --           --       105,394           --     1,971,373
                                     ----------   ----------   -----------   ----------   -----------
                                      3,382,068    5,214,152    26,875,069    3,216,199     4,200,287
Expenses:
  Salaries and employee benefits...   1,649,634    2,064,379     7,471,937      883,254     3,683,766
  Other operating expenses.........     199,506      338,034     2,200,045      286,658       815,562
  General and administrative
     expenses......................     305,778      489,918     1,290,114      119,508       738,593
  Depreciation and amortization....      96,589      156,108       426,485       40,839       205,000
                                     ----------   ----------   -----------   ----------   -----------
Total expenses.....................   2,251,507    3,048,439    11,388,581    1,330,259     5,442,921
                                     ----------   ----------   -----------   ----------   -----------
                                      1,130,561    2,165,713    15,486,488    1,885,940    (1,242,634)
Other income and expense:
  Interest expense.................      97,293      722,568     2,981,983      620,938       218,520
  Other (income) expense...........      48,282       96,535       (95,747)      (6,323)      (90,574)
                                     ----------   ----------   -----------   ----------   -----------
Total other expense................     145,575      819,103     2,886,236      614,615       127,946
                                     ----------   ----------   -----------   ----------   -----------
Income (loss) before income taxes
  and extraordinary charge.........     984,986    1,346,610    12,600,252    1,271,325    (1,370,580)
Provision for income taxes (Note
  6)...............................     390,566      539,953     5,065,460      478,385      (546,172)
                                     ----------   ----------   -----------   ----------   -----------
Income (loss) before extraordinary
  charge...........................     594,420      806,657     7,534,792      792,940      (824,408)
Extraordinary charge, net of income
  tax benefit of $114,847 (Note
  8)...............................          --           --       179,633      179,633            --
                                     ----------   ----------   -----------   ----------   -----------
Net income (loss)..................  $  594,420   $  806,657   $ 7,355,159   $  613,307   $  (824,408)
                                     ==========   ==========   ===========   ==========   ===========
Basic earnings per share (Note 13):
  Income (loss) before
     extraordinary charge..........  $      .12   $      .16   $      1.52   $      .16   $      (.17)
  Extraordinary charge.............          --           --           .03          .04            --
                                     ----------   ----------   -----------   ----------   -----------
Net income (loss)..................  $      .12   $      .16   $      1.49   $      .12   $      (.17)
                                     ==========   ==========   ===========   ==========   ===========
Diluted earnings per share (Note
  13):
  Income before extraordinary
     charge........................  $      .12   $      .16   $      1.51   $      .15   $      (.16)
  Extraordinary charge.............          --           --           .04          .03            --
                                     ----------   ----------   -----------   ----------   -----------
Net income.........................  $      .12   $      .16   $      1.47   $      .12   $      (.16)
                                     ==========   ==========   ===========   ==========   ===========
Shares used for computation (in
  thousands) (Note 13):
  Basic............................       4,941        4,941         4,941        4,941         4,941
  Diluted..........................       4,941        4,941         4,996        5,316         5,020


See accompanying notes.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            ACCUMULATED
                                                ADDITIONAL    RETAINED         OTHER
                                      COMMON     PAID-IN      EARNINGS     COMPREHENSIVE
                                       STOCK     CAPITAL      (DEFICIT)       INCOME          TOTAL
                                      -------   ----------   -----------   -------------   -----------
Balance at December 31, 1995........  $    --   $ 200,000    $   (47,270)   $       --     $   152,730
  Net income........................       --          --        594,420            --         594,420
                                      -------   ---------    -----------    ----------     -----------
Balance at December 31, 1996........       --     200,000        547,150            --         747,150
  Net income........................       --          --        806,657            --         806,657
                                      -------   ---------    -----------    ----------     -----------
Balance at December 31, 1997........       --     200,000      1,353,807            --       1,553,807
  Net income........................       --          --      7,355,159            --       7,355,159
  Unrealized gain (Note 3)..........       --          --             --     4,882,883       4,882,883
                                                                                           -----------
  Comprehensive income..............                                                        12,238,042
  Issuance of put options on
     redeemable common stock (Note
     12)............................       --    (200,000)    (3,649,203)           --      (3,849,203)
  Issuance of common stock warrants
     (Note 9).......................       --     130,000             --            --         130,000
  Repricing of put options on
     redeemable common stock (Note
     12)............................       --          --      3,849,203            --       3,849,203
  Recapitalization of Company's
     common stock (Note 13).........   49,411     (49,411)            --            --              --
                                      -------   ---------    -----------    ----------     -----------
Balance at December 31, 1998........   49,411      80,589      8,908,966     4,882,883      13,921,849
  Net loss (unaudited)..............       --          --       (824,408)           --        (824,408)
  Unrealized loss (unaudited).......       --          --             --       (60,429)        (60,429)
                                                                                           -----------
  Comprehensive loss (unaudited)....                                                          (884,837)
                                      -------   ---------    -----------    ----------     -----------
Balance at March 31, 1999
  (unaudited).......................  $49,411   $  80,589    $ 8,084,558    $4,822,454     $13,037,012
                                      =======   =========    ===========    ==========     ===========

See accompanying notes.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31                     MARCH 31
                                    -----------------------------------------   -------------------------
                                       1996           1997           1998          1998          1999
                                    -----------   ------------   ------------   -----------   -----------
                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income........................  $   594,420   $    806,657   $  7,355,159   $   613,307   $  (824,408)
Adjustments to reconcile net
  income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization...       96,589        156,108        426,485        40,839       205,000
  Amortization of debt discount...           --         68,000        268,000       138,000            --
  Gain on sales of receivable
     portfolios...................     (994,884)    (2,013,660)   (10,818,135)     (169,329)           --
  Loss on sales of property and
     equipment....................      182,478             --         16,953            --            --
  Extraordinary loss on early
     extinguishment of debt.......           --             --        179,633       179,633            --
  Deferred income tax expense
     (benefit)....................        8,566          8,566      5,106,951       516,700      (546,171)
  Income accrued on retained
     interest.....................           --             --             --            --    (1,659,606)
  Amortization of servicing
     liability....................           --             --             --            --      (642,811)
  Increase in service fee
     receivable...................           --             --             --            --      (409,585)
  Increase in other assets........           --             --       (279,777)           --         9,583
  Increase (decrease) in accounts
     payable and accrued
     liabilities..................       85,979       (101,598)     1,178,518      (211,189)     (378,641)
                                    -----------   ------------   ------------   -----------   -----------
Net cash provided by (used in)
  operating activities............      (26,852)    (1,075,927)     3,433,787     1,107,961    (4,246,639)

INVESTING ACTIVITIES
Proceeds from sales of receivable
  portfolios......................    2,244,990      5,765,466     37,201,753       989,571            --
Net (accretion) collections
  applied to principal of
  receivable portfolios...........      786,288      1,926,379       (503,031)     (944,043)     (243,054)
Purchases of receivable
  portfolios......................   (4,216,247)   (18,248,711)   (24,762,456)   (4,842,165)   (4,178,087)
Purchases of property and
  equipment.......................     (478,199)      (166,577)    (2,813,563)     (751,442)     (863,542)
Proceeds from sales of property
  and equipment...................       40,335             --         32,229            --            --
                                    -----------   ------------   ------------   -----------   -----------
Net cash provided by (used in)
  investing activities............   (1,622,833)   (10,723,443)     9,154,932    (5,548,079)   (5,284,683)

FINANCING ACTIVITIES
Proceeds from notes payable and
  other borrowings................    1,907,548     12,440,680     23,573,831    21,549,966     9,031,160
Repayment of notes payable and
  other borrowings................     (287,819)      (284,213)   (31,480,997)  (16,426,558)   (1,056,197)
Payment on termination of put
  warrants........................           --             --       (206,000)     (206,000)           --

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)

                                                                                   THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31                     MARCH 31
                                    -----------------------------------------   -------------------------
                                       1996           1997           1998          1998          1999
                                    -----------   ------------   ------------   -----------   -----------
                                                                                       (UNAUDITED)
Capitalized loan costs relating to
  financing arrangement...........  $        --   $         --   $         --   $        --   $  (841,323)
Net repayment of capital lease
  obligation......................           --             --             --            --       (16,038)
Prepayment fees and penalties on
  early extinguishment of debt....           --             --       (294,480)     (294,480)           --
                                    -----------   ------------   ------------   -----------   -----------
Net cash provided by (used in)
  financing activities............    1,619,729     12,156,467     (8,407,646)    4,622,928     7,117,602
                                    -----------   ------------   ------------   -----------   -----------
Net increase (decrease) in cash...      (29,956)       357,097      4,181,073       182,810    (2,413,720)
Cash, beginning of period.........  $   149,608   $    119,652   $    476,749   $   476,749   $ 4,657,822
                                    -----------   ------------   ------------   -----------   -----------
Cash, end of period...............  $   119,652   $    476,749   $  4,657,822   $   659,559   $ 2,244,102
                                    ===========   ============   ============   ===========   ===========

                                                                                   THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31                     MARCH 31
                                    -----------------------------------------   -------------------------
                                       1996           1997           1998          1998          1999
                                    -----------   ------------   ------------   -----------   -----------
                                                                                       (UNAUDITED)
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
Cash paid during the period for:
  Interest........................  $    97,293   $    525,013   $  2,670,254   $   619,908   $   286,758
                                    ===========   ============   ============   ===========   ===========
  Income taxes....................  $   172,297   $    672,690   $     50,038   $   127,330   $        --
                                    ===========   ============   ============   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING ACTIVITIES
Property and equipment acquired
  under capital leases............  $        --   $         --   $    522,685   $        --   $        --
                                    ===========   ============   ============   ===========   ===========
Recognition of servicing
  liability.......................  $        --   $         --   $  3,607,476   $        --   $        --
                                    ===========   ============   ============   ===========   ===========
Recognition of retained interest
  in securitized receivables......  $        --   $         --   $ 14,857,759   $        --   $        --
                                    ===========   ============   ============   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH
  FINANCING ACTIVITIES
Issuance of common stock warrants
  in connection with
  line-of-credit agreements.......  $        --   $    206,000   $    130,000   $        --   $        --
                                    ===========   ============   ============   ===========   ===========
Issuance of put options on
  redeemable common stock.........  $        --   $         --   $  3,849,203   $ 3,849,203   $        --
                                    ===========   ============   ============   ===========   ===========

See accompanying notes.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1997 AND 1998

1.  SIGNIFICANT ACCOUNTING POLICIES

  Ownership and Description of Business

MCM Capital Group, Inc. (MCM Capital), formerly Midland Corporation of Kansas, is a holding company whose principal asset is its investment in its wholly-owned subsidiary, Midland Credit Management Inc. (Midland Credit) (collectively referred to herein as the Company). The Company is a financial services company specializing in the recovery, restructuring, resale and securitization of receivable portfolios acquired at deep discounts. The Company's receivable portfolios consist primarily of charged-off domestic credit card receivables purchased from national financial institutions and major retail corporations. Acquisitions of receivable portfolios are financed by operations and borrowings from third parties.

  Principles of Consolidation

The consolidated financial statements include MCM Capital and its wholly-owned subsidiary, Midland Credit. All material intercompany transactions and balances have been eliminated.

  Interim Reporting

The accompanying condensed consolidated interim financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999, including such information included in the notes to the consolidated financial statements, are unaudited. The Company believes that such information includes all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows on a basis consistent with that of the consolidated financial statements as of December 31, 1998 and the year then ended. Operating results for the interim period are not necessarily indicative of the results for any other interim period or for an entire year.

  Investment in Receivable Portfolios

The Company accounts for its investment in receivable portfolios on the accrual basis of accounting in accordance with the provisions of the AICPA's Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans." Static pools are established with accounts having similar attributes, based on specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded since the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. As a result, each static pool is initially recorded at cost.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of income from receivable portfolios, for collections applied to principal of receivable portfolios and for provision for loss or impairment. Income from receivable portfolios is accrued based on the effective interest rate determined for each pool applied to each pool's original cost basis, adjusted for unpaid accrued income and principal paydowns. The effective interest rate is the internal rate of return determined based on the timing and amounts of anticipated future cash flow projections for each pool.

The Company monitors impairment of receivable portfolios based on discounted projected future cash flows of each portfolio compared to each portfolio's carrying amount. The discount rate is based on an acceptable rate of return adjusted for specific risk factors. The receivable portfolios are evaluated for impairment periodically by management based on current market and cash flow assumptions. Provisions

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

for losses are charged to earnings when it is determined that the investment in a receivable portfolio is greater than the present value of expected future cash flows. No provision for losses was recorded as of December 31, 1998, 1997 or 1996.

  Securitization Accounting

Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The basis of securitized financial assets is allocated to the receivables sold, the servicing asset or liability and retained interest based on their relative fair values at the transfer date in determining the gain on the securitization transaction.

  Retained Interest in Securitized Receivables

The retained interest is treated as a debt security classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 125. This original cost basis is adjusted to fair value, which is based on the discounted anticipated future cash flows on a "cash out" basis, with such adjustment (net of related deferred income taxes) recorded as a component of other comprehensive income. The cash out method projects cash collections to be received only after all amounts owed to investors have been remitted.

Income on the retained interest is accrued based on the effective interest rate applied to its original cost basis, adjusted for accrued interest and principal paydowns. The effective interest rate is the internal rate of return determined based on the timing and amounts of anticipated future cash flow projections for the underlying pool of securitized receivables.


The Company monitors impairment of the retained interest based on discounted anticipated future cash flows of the underlying receivables on a cash out basis compared to the original cost basis of the retained interest, adjusted for accrued interest and principal paydowns. The discount rate is based on an acceptable rate of return adjusted for specific risk factors. The retained interest is evaluated for impairment by management quarterly based on current market and cash flow assumptions applied to the underlying receivables. Provisions for losses are charged to earnings when it is determined that the retained interest's original cost basis, adjusted for accrued interest and principal paydowns, is greater than the present value of expected future cash flows. No provision for losses was recorded as of December 31, 1998 or March 31, 1999 (unaudited).


The retained interest is held by a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company. The value of the retained interest, and its associated cash flows, would not be available to satisfy claims of creditors of the Company.

  Servicing Liability

The Company records a servicing liability related to its obligation to service securitized receivables. The servicing liability is amortized in proportion to and over the estimated period of servicing for third-party acquirers of securitized receivables. The amortization of the servicing liability is included in servicing fees and related income in the consolidated statements of operations. The sufficiency of the servicing liability is assessed based on the fair value of the servicing contract as compared to the carrying amount of the servicing liability. Fair value is estimated by discounting anticipated future net servicing revenues or losses using assumptions the Company believes market participants would use in their estimates of future servicing income and expense.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Provision for depreciation is computed using the straight-line or an accelerated method over the estimated useful lives of the assets as follows:

Buildings and equipment.....................................  15 to 25 years
Furniture and fixtures......................................         7 years
Computer hardware and software..............................    3 to 5 years
Transportation vehicles.....................................         5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

  Income Taxes

Deferred income taxes are provided on temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities.

  Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, "Accounting and Disclosure for Stock-Based Compensation." In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the exercise price of the stock options.

  Comprehensive Income

In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on available-for-sale securities to be included in other comprehensive income. Adoption of this statement had no effect on prior year financial statements, as the Company held no components of comprehensive income.

  Fair Values of Financial Instruments

The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments:

     Investment in receivable portfolios: Investment in receivable portfolios is recorded at cost. The fair value is estimated based on recent acquisitions of similar receivable portfolios or discounted expected future cash flows. The discount rate is based on an acceptable rate of return adjusted for specific risk factors. The carrying value of the investment in receivable portfolios reported in the statements of financial condition approximates fair value.

     Retained interest in securitized receivables: Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific risk factors. The anticipated future cash flows are projected on a cash out basis to reflect the restriction of cash flows until the investors have been fully

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     paid. The retained interest in securitized receivables is recorded at fair value in the accompanying statements of financial condition.

     Notes payable and other borrowings: The carrying amount reported in the statements of financial position approximates fair value for notes payable which are of a short-term nature. For other borrowings, fair value is estimated by discounting anticipated future cash flows using market rates of debt instruments with similar terms and remaining maturities. The carrying amount of other borrowings approximates fair value.

  Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from receivable portfolios, as well as the estimated costs to service securitized receivables. Actual results are likely to differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a quarterly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment of collectibility may change based on actual results and other factors.

  Concentrations of Risk

During 1998, all of the Company's purchases of receivable portfolios were from two companies. These companies each have a significant presence in the retail credit card industry and process a substantial volume of transactions. If the Company was unable to continue to purchase receivable portfolios from these companies or they were unable to provide adequate volume to the Company, the Company would need to establish relationships with other retail credit card issuers and institutions.

  Earnings Per Share


The following table sets forth the number of shares used in the computation of basic and diluted earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share":



                                                                         THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31               MARCH 31
                                    ---------------------------------   ---------------------
                                      1996        1997        1998        1998        1999
                                    ---------   ---------   ---------   ---------   ---------
                                                                             (UNAUDITED)
Denominator for basic earnings per
  share -- weighted-average
  shares..........................  4,941,131   4,941,131   4,941,131   4,941,131   4,941,131
Effect of dilutive securities:
  Warrants (Note 9)...............         --          --      30,595     374,716          --
  Employee stock options (Note
     11)..........................         --          --      24,212          --      79,320
                                    ---------   ---------   ---------   ---------   ---------
Dilutive potential common
  shares..........................         --          --      54,807     374,716      79,320
Denominator for diluted earnings
  per share -- adjusted
  weighted-average shares and
  assumed conversions.............  4,941,131   4,941,131   4,995,938   5,315,847   5,020,451

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  INVESTMENT IN RECEIVABLE PORTFOLIOS

The following summarizes the changes in the balance of the investment in receivable portfolios for the following periods:

                                                                                THREE MONTHS
                                              YEAR ENDED DECEMBER 31               ENDED
                                     ----------------------------------------     MARCH 31
                                        1996          1997           1998           1999
                                     -----------   -----------   ------------   ------------
                                                                                (UNAUDITED)
BALANCE, BEGINNING OF PERIOD.......  $   660,456   $ 2,840,309   $ 15,410,835    $2,052,421
  Purchase of receivable
     portfolios....................    4,216,247    18,248,711     24,762,456     4,178,087
  Securitization of receivable
     portfolios....................           --            --    (33,848,409)           --
  Cost of receivable portfolios
     sold..........................   (1,250,106)   (3,751,806)    (4,775,492)           --
  Net accretion (collections)
     applied to principal of
     receivable portfolios.........     (786,288)   (1,926,379)       503,031       243,054
                                     -----------   -----------   ------------    ----------
BALANCE, END OF PERIOD.............  $ 2,840,309   $15,410,835   $  2,052,421    $6,473,562
                                     ===========   ===========   ============    ==========

3.  SECURITIZATION OF RECEIVABLE PORTFOLIOS

On December 30, 1998, Midland Receivables 98-1 Corporation, a qualified special-purpose entity formed by the Company, issued securitization notes in the principal amount of $33 million, which bear a fixed rate of interest of 8.63%. The notes are collateralized by the credit card receivables securitized by the Company with a carrying amount of $33.8 million at the time of transfer. The transaction was accounted for as a sale under the provisions of SFAS No. 125. As a result, the Company recorded a retained interest and servicing liability and recognized a pretax gain of $9.3 million.

In connection with the securitization, the Company receives a servicing fee equal to 20% of the gross monthly collections of the securitized receivables. The benefits of servicing the securitized receivables are not expected to adequately compensate the Company for performing the servicing; therefore, the Company has recorded a servicing liability of $3,607,476 in accordance with SFAS No. 125. The Company recorded no amortization of this servicing liability during 1998 since the transaction closed on December 30, 1998.

As a result of the securitization transaction, the Company recorded a retained interest in securitized receivables. The retained interest is collateralized by the credit card receivables that were securitized, adjusted for amounts owed to the noteholders. At the time of the transaction, the Company recorded the retained interest at an allocated basis in the amount of $15,847,759 based on its relative fair value, as discussed in Note 1. The allocated basis amount was adjusted to a fair value of $23,985,898. The adjustment, net of deferred income taxes of $3,255,256, was recorded as a separate component of stockholders' equity and reported as other comprehensive income.

In estimating the fair value of the retained interest, the Company has estimated net cash flows, after repayment of notes, related interest and other fees, based on the Company's historical collection results for similar receivables and discounted at 30%.

In accordance with the terms of securitization, the Company deposited $990,000 with the securitization trustee to be used as a reserve for the benefit of securitization investors. This amount, less any portion required to satisfy obligations of the securitization, will be returned to the Company upon payment of amounts due to securitization investors. This amount is included in the $23,985,898 retained interest in securitized receivables recorded in the accompanying statements of financial condition as of December 31, 1998.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following components:

                                                      DECEMBER 31
                                               -------------------------     MARCH 31
                                                  1997          1998           1999
                                               ----------    -----------    -----------
                                                                            (UNAUDITED)
Land and buildings...........................  $  762,387    $   822,978    $   833,650
Furniture and fixtures.......................     724,458      1,288,858      1,404,094
Computer equipment and software..............     282,089      2,171,327      2,818,346
Transportation vehicles......................     135,148         76,149         76,149
Telephone equipment..........................          --        802,479        893,094
                                               ----------    -----------    -----------
                                                1,904,082      5,161,791      6,025,333
Accumulated depreciation and amortization....    (895,535)    (1,309,504)    (1,514,504)
                                               ----------    -----------    -----------
                                               $1,008,547    $ 3,852,287    $ 4,510,829
                                               ==========    ===========    ===========

5.  NOTES PAYABLE AND OTHER BORROWINGS


At December 31, 1997 and 1998, and March 31, 1999 (unaudited), the Company had available unused lines of credit in the amount of $1,090,780, $8,438,180 and $407,020, respectively. The Company is obligated under the following borrowings as of the dates indicated:


                                                      DECEMBER 31
                                               -------------------------     MARCH 31
                                                  1997           1998          1999
                                               -----------    ----------    -----------
                                                                            (UNAUDITED)
Revolving lines of credit, net of debt
  discount, fixed rates ranging from 10% to
  12%........................................  $12,271,220    $       --    $        --
Revolving line of credit, 7.75%, unsecured,
  due July 15, 1999..........................           --     6,561,820     14,592,980
Term note, 1% over prime rate (9.5%).........    1,656,460            --             --
Various installment obligations, 9%..........      446,788       443,482        387,285
Notes payable to stockholders, rates ranging
  from 10% to 12%............................      400,000            --             --
                                               -----------    ----------    -----------
                                               $14,774,468    $7,005,302    $14,980,265
                                               ===========    ==========    ===========

Borrowings under the Company's revolving line of credit at December 31, 1998 are guaranteed by certain stockholders of MCM Capital.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  INCOME TAXES

The provision for income taxes on income before extraordinary charge consists of the following for the years ended December 31:

                                                      1996        1997         1998
                                                    --------    --------    ----------
Current expense (benefit):
  Federal.........................................  $306,419    $422,096    $       --
  State...........................................    75,581     109,291       (41,491)
                                                    --------    --------    ----------
                                                     382,000     531,387       (41,491)
Deferred expense:
  Federal.........................................     6,864       6,864     4,036,000
  State...........................................     1,702       1,702     1,070,951
                                                    --------    --------    ----------
                                                       8,566       8,566     5,106,951
                                                    --------    --------    ----------
                                                    $390,566    $539,953    $5,065,460
                                                    ========    ========    ==========

The Company has recorded a deferred income tax benefit in 1998 in the amount of $114,847 pertaining to an extraordinary loss on the early extinguishment of debt, which has been reported in the net operating losses component of deferred tax assets in the following table.

Deferred tax expense for 1998 includes a benefit of $694,239 related to a net operating loss carryforward. The Company has net operating loss carryforwards of $1,892,356. The current year net operating loss of $1,718,868 expires in the year 2018. The remaining balance expires in the year 2006. The Company has not recorded any valuation allowance against deferred income tax assets as of December 31, 1997 and 1998.

The net deferred tax liability or asset consists of the following as of December 31:

                                                                1997         1998
                                                              --------    -----------
Deferred tax assets:
  Net operating losses......................................  $ 67,434    $   761,673
  Accrued expenses..........................................        --        126,844
                                                              --------    -----------
                                                                67,434        888,517
Deferred tax liabilities:
  Gain on securitization of receivables.....................        --      3,747,205
  Unrealized gain on retained interest in securitized
     receivables............................................        --      3,255,256
  Difference in recognition of income from receivable
     portfolios.............................................        --      1,912,265
  Difference in basis of depreciable assets.................        --        153,717
                                                              --------    -----------
                                                                    --      9,068,443
                                                              --------    -----------
Net deferred tax asset (liability)..........................  $ 67,434    $(8,179,926)
                                                              ========    ===========

The securitization transaction qualified as a financing for income tax purposes; therefore, the Company recorded a deferred tax liability in the amount of $3,747,205, as no gain was recorded for income tax purposes. The Company's deferred tax liability at December 31, 1998 includes $3,255,256 related to the unrealized gain on retained interest reported as a separate component of stockholders' equity.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate were as follows for the years ended December 31:

                                                      1996        1997         1998
                                                    --------    --------    ----------
Computed "expected" federal income taxes..........  $334,895    $480,967    $4,410,088
Increase (decrease) in income taxes resulting
  from:
  State income taxes, net.........................    47,782      68,622       669,149
  Other adjustments, net..........................     7,889      (9,636)      (13,777)
                                                    --------    --------    ----------
                                                    $390,566    $539,953    $5,065,460
                                                    ========    ========    ==========

7.  LEASES

In November 1997, the Company began leasing office facilities in Phoenix, Arizona to accommodate expansion of its collection operations. During 1998, the Company expanded its facilities under this lease. The lease is structured as an operating lease, and the Company incurred related rent expense in the amount of $38,916 and $197,550 during 1997 and 1998, respectively. Commitments for future minimum rentals are presented below for the years ending December 31:

1999........................................................  $  529,504
2000........................................................     536,504
2001........................................................     566,315
2002........................................................     569,578
2003........................................................     380,387
                                                              ----------
                                                              $2,582,288
                                                              ==========

The Company leases certain property and equipment through capital leases. These long-term leases are noncancelable and expire on varying dates through 2003. At December 31, 1998, the cost of assets under capital leases is $522,685. The related amortization expense and accumulated amortization at December 31, 1998 and for the year then ended was $30,256. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31:

1999........................................................  $173,368
2000........................................................   185,592
2001........................................................   185,592
2002........................................................    38,904
2003........................................................    26,165
                                                              --------
                                                               609,621
Less amount representing interest...........................   103,777
                                                              --------
                                                              $505,844
                                                              ========

8.  EXTRAORDINARY CHARGE

In connection with the early extinguishment of debt under one of the Company's previous bank credit agreements, the Company recognized an extraordinary loss in 1998 of $179,633, net of income tax benefit of $114,847, resulting from payment of prepayment fees and penalties.

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  COMMON STOCK WARRANTS

In November 1997, MCM Capital issued put warrants in connection with a three-month line-of-credit agreement entered into by the Company. In connection with the expiration of the line-of-credit agreement in February 1998, the holder of the warrants exercised its put option and the Company repurchased the warrants for $206,000. As a result, the Company recorded a liability in 1997 for the put warrants in the amount of $206,000, which was paid in 1998, and a corresponding debt discount in the same amount. The Company recognized interest expense in the amount of $68,000 and $138,000 during 1997 and 1998, respectively, associated with the amortization of the related debt discount.

In September 1998, MCM Capital issued common stock warrants in connection with a three-month line-of-credit agreement entered into by the Company. The warrants were valued at $130,000 on the date of issuance, which was recorded as debt discount and amortized to interest expense during 1998. In connection with the expiration of the line-of-credit agreement in December 1998, the warrants were returned to the Company at no cost.

10.  PURCHASE COMMITMENT OBLIGATION

The Company is obligated under a credit card accounts sale agreement (the Agreement) with its largest supplier (the Seller) to purchase all accounts put to the Company by the Seller subject to certain restrictions as defined by the Agreement. Under the Agreement, the Seller is required to sell a minimum amount of the accounts available-for-sale to the Company each month at a set price.

11.  STOCK-BASED COMPENSATION

During 1998, MCM Capital granted stock options to purchase 98,823 shares of its common stock for $3.04 per share (representing the estimated market value of the Company's common stock on date of grant) in connection with an executive's employment agreement. These options will vest in equal increments over a period of three years from the date of grant and have a term of 10 years. No other options are outstanding at December 31, 1998. Since the exercise price of the stock options was equal to the estimated market value of the underlying common stock at the date of grant, no compensation expense was recognized in accordance with APB 25.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if MCM Capital had accounted for these stock options under the fair-value method of SFAS No. 123. The fair value for these options was estimated to be $120,000 at the date of grant using the minimum-value method with the following assumptions for the year ended December 31, 1998: risk-free interest rate of 5.1%, dividend yield of 0%, an estimated market value of the Company's common stock on the date of grant of $3.04 and an expected life of the options of 10 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for 1998 follows:

Pro forma net income........................................  $7,332,159
Pro forma earnings per share:
  Basic.....................................................  $      .75
  Diluted...................................................  $      .74

                            MCM CAPITAL GROUP, INC.
                    (FORMERLY MIDLAND CORPORATION OF KANSAS)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  REDEEMABLE COMMON STOCK

The Company's Stockholders' Agreement (the Agreement) dated February 13, 1998 granted put options to certain minority stockholders, who collectively hold 30% (1,482,339 shares) of the Company's common stock. If exercised, the options obligate the Company to acquire the shares, for cash, at an amount based on operating results of the Company, as defined in the Agreement. Such options expire in the event the Company completes an initial public offering. The Company's obligation under the Agreement is reported outside of stockholders' equity with an offsetting charge to stockholders' equity.

The Company's obligation for the redeemable stock was recorded at $3.8 million on the date of grant, as determined based on earnings computed on a tax basis as outlined in the Agreement. As of December 31, 1998, the carrying amount of the Company's obligation was adjusted to zero, as a result of the net operating loss for tax purposes for the year ended December 31, 1998.


13.  PUBLIC OFFERING OF COMMON STOCK



MCM Capital has filed a registration statement with the Securities and Exchange Commission for an underwritten initial public offering of its shares of common stock (the Offering). On June 25, 1999, MCM Capital merged with Midland Corporation of Kansas in which:



     - MCM Capital is the surviving corporation;



     - the authorized capital stock of the surviving corporation consists of 50,000,000 shares of $.01 par value common stock and 5,000,000 shares of $.01 par value preferred stock; and



     - the stockholders of Midland Corporation of Kansas received 4.941 shares of MCM Capital common stock for each share of Midland Corporation of Kansas common stock outstanding, having the effect of a 4.941-to-1 stock split.



All share and per share information included in the accompanying consolidated financial statements have been adjusted to give retroactive effect to the change in the number of shares outstanding as a result of the merger.

--------------------------------------------------------------------------------

                            [MCM CAPITAL GROUP LOGO]

                                5,000,000 SHARES

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                           , 1999

                               CIBC WORLD MARKETS

                           U.S. BANCORP PIPER JAFFRAY

--------------------------------------------------------------------------------
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.
DEALER PROSPECTUS DELIVERY OBLIGATION: UNTIL             , 1999 (25 DAYS AFTER
THE COMMENCEMENT OF THE OFFERING) ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

This table sets forth the estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions:

                            ITEM                               AMOUNT
                            ----                              --------
  Securities and Exchange Commission Fee....................  $ 23,978
  NASD filing fee...........................................     9,125
* Blue Sky fees and expenses................................     5,000
* Printing and engraving expenses...........................   200,000
* Legal fees and expenses...................................   300,000
* Accounting fees and expenses..............................   130,000
* Transfer agent and registrar's fees.......................     3,500
* Miscellaneous expenses....................................    28,397
                                                              --------
       Total................................................  $700,000
                                                              ========

---------------------------

* Estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our Certificate of Incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by our board of directors.

The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee's heirs, executors and administrators.

The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


MCM reincorporated from Kansas to Delaware by way of a merger of Midland Corporation of Kansas, a Kansas corporation, with and into MCM. In the merger, each share of Midland Corporation of Kansas' issued and outstanding common stock was exchanged for 4.941 shares of MCM's common stock and each option to purchase a share of Midland Corporation of Kansas' common stock was exchanged for an option to purchase 4.941 shares of MCM's common stock.


Exemption from registration for this transaction was claimed pursuant to Rule 145 under the Securities Act for transactions the sole purpose of which is to change the issuer's domicile within the United States.

On September 14, 1998, MCM issued to Nomura Asset Capital Corporation warrants to purchase 516,846 shares (post-split) of our common stock. The warrants were issued in consideration of Nomura extending the maturity date of a $28 million loan that was outstanding to Midland Credit Management, Inc., a subsidiary of MCM. On December 31, 1998, the warrants were cancelled as part of the payoff of the loan. The warrants were issued under the private placement exemption in
Section 4(2) of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:


EXHIBIT
NO.                              DESCRIPTION
-------                          -----------
 1       Form of Underwriting Agreement(1)
 2       Plan of Merger
 3.1     MCM's Restated Certificate of Incorporation
 3.2     MCM's By-Laws(1)
 5       Opinion of Snell & Wilmer L.L.P.(1)
10.1     Form of Indenture and Servicing Agreement relating to MCM's securitization program
10.2     Form of Receivables Contribution Agreement relating to MCM's securitization program
10.3     Form of Insurance and Reimbursement Agreement relating to
         MCM's securitization program+
10.4     Indenture and Servicing Agreement relating to the warehouse facility+
10.4.1   First Amendment to Indenture and Servicing Agreement
         relating to the warehouse facility
10.5     Receivables Contribution Agreement relating to the warehouse facility+
10.6     Insurance and Reimbursement Agreement relating to the
         warehouse facility+
10.7     Employment Agreement between MCM and R. Brooks Sherman,
         Jr.(1)
10.8     Employment Agreement between MCM and Frank Chandler+(1)
10.9     Employment Agreement between MCM and John Chandler+(1)
10.10    Employment Agreement between MCM and Bradley Hochstein+(1)
10.11    Real Estate Mortgage on behalf of Bank of Kansas(1)
10.12    Net Industrial Building Lease by and between MCM and 4405 E.
         Baseline Road Limited Partnership for the property located at 4310 E. Broadway Road, Phoenix, Arizona (the "Office
         Lease")(1)
10.13    First Amendment to the Office Lease(1)
10.14    Second Amendment to the Office Lease(1)
10.15    Third Amendment to the Office Lease(1)
10.16    Fourth Amendment to the Office Lease(1)
10.17    Credit Card Accounts Sale Agreement among Midland Credit
         Management, Inc. and other parties+
10.18    First Amendment to Credit Card Accounts Sale Agreement+(1)
10.19    Second Amendment to Credit Card Accounts Sale Agreement+
10.20    Receivable Purchase Agreement between Midland Credit
         Management, Inc. and other parties+
10.21    Amendment of Receivable Purchase Agreement+(1)
10.22    Form of Registration Rights Agreement(1)
10.23    MCM 1999 Equity Participation Plan
10.24    Form of Option Agreement under MCM 1999 Equity Participation
         Plan(1)
21       List of Subsidiaries(1)
23.1     Consent of Ernst & Young LLP

EXHIBIT
NO.                              DESCRIPTION
-------                          -----------
23.2     Consent of Snell & Wilmer L.L.P. (included in the opinion
         filed as Exhibit 5)(1)
24       Powers of Attorney (set forth on signature page included in registration statement)(1)
27.1     Financial Data Schedule for the fiscal year ended December
         31, 1998(1)
27.2     Financial Data Schedule for the three months ended March 31,
         1999(1)


---------------------------

(1) Previously filed.

 + Certain confidential portions of these exhibits were omitted by means of redacting a portion of the text and replacing it with an asterisk. These exhibits have been filed separately with the Secretary of the Commission without the redaction pursuant to the Registrant's application requesting confidential treatment under Rule 406 under the Securities Act.

(b) Financial Statement Schedules:

None.

ITEM 17.  UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers and controlling persons under the provisions of our Certificate of Incorporation, Bylaws or laws of the State of Delaware or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, MCM CAPITAL GROUP, INC. has duly caused this Amendment No. 3 to Registration Statement No. 333-77483 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hutchinson, State of Kansas, on this 25th day of June, 1999.


                                      MCM CAPITAL GROUP, INC.


                                      By: /s/ FRANK CHANDLER

                                         ---------------------------------------

                                          Name: Frank Chandler

                                          Title: President and Chief Executive
                                                 Officer


Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement No. 333-77483 has been signed by the following persons in the capacities and on the dates indicated.



                NAME AND SIGNATURE                                 TITLE                    DATE
                ------------------                                 -----                    ----

                /s/ FRANK CHANDLER                   Director, President and Chief      June 25, 1999
---------------------------------------------------    Executive Officer (Principal
                  Frank Chandler                       Executive Officer)

                         *                           Executive Vice President Chief     June 25, 1999
---------------------------------------------------    Financial Officer and Treasurer
              R. Brooks Sherman, Jr.                   (Principal Financial and
                                                       Accounting Officer)

                         *                           Chairman of the Board of           June 25, 1999
---------------------------------------------------    Directors
                   Eric D. Kogan

                         *                           Director                           June 25, 1999
---------------------------------------------------
                   Peter W. May

                NAME AND SIGNATURE                                 TITLE                    DATE
                ------------------                                 -----                    ----
                         *                           Director                           June 25, 1999
---------------------------------------------------
                  James D. Packer

                         *                           Director                           June 25, 1999
---------------------------------------------------
                   Nelson Peltz

                         *                           Director                           June 25, 1999
---------------------------------------------------
                  Robert M. Whyte

                         *                           Director                           June 25, 1999
---------------------------------------------------
                   John Willinge

              *By /s/ FRANK CHANDLER
  ----------------------------------------------
        (Frank Chandler, Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT
NO.                              DESCRIPTION
-------                          -----------
 1       Form of Underwriting Agreement(1)
 2       Form of Plan of Merger(1)
 3.1     Form of MCM's Restated Certificate of Incorporation(1)
 3.2     MCM's By-Laws(1)
 5       Opinion of Snell & Wilmer L.L.P.(1)
10.1     Form of Indenture and Servicing Agreement relating to MCM's securitization program
10.2     Form of Receivables Contribution Agreement relating to MCM's securitization program
10.3     Form of Insurance and Reimbursement Agreement relating to
         MCM's securitization program+
10.4     Indenture and Servicing Agreement relating to the warehouse facility+
10.4.1   First Amendment to Indenture and Servicing Agreement
         relating to the warehouse facility
10.5     Receivables Contribution Agreement relating to the warehouse facility+
10.6     Insurance and Reimbursement Agreement relating to the
         warehouse facility+
10.7     Employment Agreement between MCM and R. Brooks Sherman,
         Jr.(1)
10.8     Employment Agreement between MCM and Frank Chandler+(1)
10.9     Employment Agreement between MCM and John Chandler+(1)
10.10    Employment Agreement between MCM and Bradley Hochstein+(1)
10.11    Real Estate Mortgage on behalf of Bank of Kansas(1)
10.12    Net Industrial Building Lease by and between MCM and 4405 E.
         Baseline Road Limited Partnership for the property located at 4310 E. Broadway Road, Phoenix, Arizona (the "Office
         Lease")(1)
10.13    First Amendment to the Office Lease(1)
10.14    Second Amendment to the Office Lease(1)
10.15    Third Amendment to the Office Lease(1)
10.16    Fourth Amendment to the Office Lease(1)
10.17    Credit Card Accounts Sale Agreement among Midland Credit
         Management, Inc. and other parties+
10.18    First Amendment to Credit Card Accounts Sale Agreement+(1)
10.19    Second Amendment to Credit Card Accounts Sale Agreement+
10.20    Receivable Purchase Agreement between Midland Credit
         Management, Inc. and other parties+
10.21    Amendment of Receivable Purchase Agreement+(1)
10.22    Form of Registration Rights Agreement(1)
10.23    Form of MCM 1999 Equity Participation Plan(1)
10.24    Form of Option Agreement under MCM 1999 Equity Participation
         Plan(1)
21       List of Subsidiaries(1)
23.1     Consent of Ernst & Young LLP
23.2     Consent of Snell & Wilmer L.L.P. (included in the opinion
         filed as Exhibit 5)(1)

EXHIBIT
NO.                              DESCRIPTION
-------                          -----------
24       Powers of Attorney (set forth on signature page included in registration statement)(1)
27.1     Financial Data Schedule for the fiscal year ended December
         31, 1998(1)
27.2     Financial Data Schedule for the three months ended March 31,
         1999(1)


---------------------------

(1) Previously filed.

 + Certain confidential portions of these exhibits were omitted by means of redacting a portion of the text and replacing it with an asterisk. These exhibits have been filed separately with the Secretary of the Commission without the redaction pursuant to the Registrant's application requesting confidential treatment under Rule 406 under the Securities Act.